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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                          BUCYRUS INTERNATIONAL, INC.
                           (Name of Subject Company)
                          BUCYRUS INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  118902 10 5
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                             WILLARD R. HILDEBRAND
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          BUCYRUS INTERNATIONAL, INC.
                                  P.O. BOX 500
                             1100 MILWAUKEE AVENUE
                         SOUTH MILWAUKEE, WI 53172-0500
                                 (414) 768-4000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                         ------------------------------

                                With a Copy to:
                           ANDREW J. GUZIKOWSKI, ESQ.
                          WHYTE HIRSCHBOECK DUDEK S.C.
                           111 EAST WISCONSIN AVENUE
                                   SUITE 2100
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 273-2100

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Bucyrus International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is P.O. Box 500, 1100 Milwaukee Avenue, South Milwaukee, WI 53172-0500. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company. References herein to the "Shares" mean shares of the Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer made by Bucyrus Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of American Industrial Partners Acquisition Company, LLC, a Delaware limited liability company (the "Parent"), as disclosed in a Tender Offer Statement on
Schedule 14D-1, dated August 26, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). As disclosed in the Schedule 14D-1, each of the Parent and the Purchaser has been newly formed at the direction of American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP Capital Fund"), for the purpose of effecting the Offer and the Merger. The Parent owns all of the outstanding capital stock of the Purchaser. AIP Capital Fund, as the sole general partner of the Parent, has sole voting and investment power over the Parent. The sole general partner of AIP Capital Fund is American Industrial Partners II, L.P., a Delaware limited partnership ("AIP II LP"). The sole general partner of AIP II LP is American Industrial Partners Corporation, a Delaware corporation ("AIP Corp.") AIP Capital Fund, AIP II LP and AIP Corp. are collectively referred to herein as the "AIP Entities." AIP Capital Fund is a party to the Guarantee (as hereinafter defined); it is not a party to either the Merger Agreement or the Stockholder Agreement (as such terms are hereinafter defined). None of the other AIP Entities is a party to either the Merger Agreement, the Stockholder Agreement or the Guarantee.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 21, 1997 (the "Merger Agreement"), among the Purchaser, the Parent and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser, the Parent and each of the AIP entities are located at One Maritime Plaza, Suite 2525, San Francisco, CA 94111.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule 14F-1 (which information is incorporated herein by reference) or in pages 4 through 17 of the Company's Proxy Statement dated as of March 26, 1997, attached hereto as Exhibit 4 and incorporated herein by reference, or is set forth below.

ARRANGEMENTS WITH THE PARENT, THE PURCHASER OR THEIR AFFILIATES

     THE MERGER AGREEMENT

     As of August 21, 1997, the Parent, the Purchaser and the Company entered into the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. The following description of the Merger Agreement does not purport to be complete and is qualified by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to there being tendered, and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least 51% of the Shares then outstanding on a fully diluted basis (after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities exercisable or convertible in Shares) (the "Minimum Condition"), and to the satisfaction of the other conditions described in Annex I to the Merger Agreement. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, decrease the Offer Price or decrease the number of Shares sought or otherwise amend any other condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company; provided, that the Purchaser may, in its sole discretion, extend the expiration date of the Offer.

     Designation of Directors. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate directors on the Board of Directors of the Company (the "Company Board") as will give the Parent representation proportionate to its ownership interest. To this end, the Company has agreed to expand the size of the Company Board or to seek the resignation of one or more of the current directors, as requested by the Parent. However, in the event that the Parent's designees are elected to the Company Board, the Company Board must include at least one director who is a director as of the date of execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Parent (one or more of such directors being the "Independent Directors"). If no Independent Directors remain, the other directors will designate one person, to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint the Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of the Parent's designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's obligations thereunder or to take other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

     The Merger. The Merger Agreement provides that, at the Effective Time (as hereinafter defined), the Purchaser will be merged with and into the Company, and the Company will continue as the Surviving Corporation. The Merger will become effective at the time of filing with the Secretary of State of the State of Delaware of a Certificate of Merger, or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The parties expect to file the Certificate of Merger as soon as practicable following the closing of the Merger, which will take place on the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

     Each Share issued and outstanding immediately prior to the Effective Time (other than Shares with respect to which appraisal rights have been properly exercised, and Canceled Shares (as defined below)) shall be converted into the right to receive $18.00 in cash, or any higher price paid per Share in the Offer (the "Merger Consideration"), without interest. Each Share issued and outstanding immediately prior to the Effective Time owned by the Parent or the Purchaser, or any subsidiary of the Company, the Parent or the Purchaser, and each Share held in the treasury of the Company (collectively, the "Canceled Shares") immediately prior to the Effective Time will be canceled and cease to exist. Each share of Common Stock of the Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of Common Stock of the Surviving Corporation.

     The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Purchaser shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation unless otherwise determined by the Purchaser prior to the Effective Time. The Merger Agreement also provides that the directors of the

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Purchaser at the Effective Time will be the directors of the Surviving
Corporation and that the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Recommendation. The Company represents in the Merger Agreement that the Company Board has (i) determined that each of the Merger and the Offer is fair to the stockholders of the Company, and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders. The recommendation of the Company Board may be withdrawn, modified or amended if the Company Board determines in good faith, after receipt of a written opinion of outside legal counsel to the Company, that the exercise of the directors' fiduciary duties requires such withdrawal, amendment or modification. The Company has agreed to use its best efforts to file a Solicitation/Recommendation Statement on Schedule 14D-9 containing such recommendations with the United States Securities and Exchange Commission ("Commission") and to mail such Schedule 14D-9 to the stockholders of the Company contemporaneous with the commencement of the Offer.

     Stock Options and Stock Appreciation Rights. At or immediately prior to the Effective Time, each outstanding option to purchase Shares (the "Options") and each outstanding Stock Appreciation Right (the "SARs") granted under the Company's Non-Employee Directors' Stock Option Plan and the 1996 Employees' Stock Incentive Plan (collectively, the "Stock Plans") shall be canceled and, in consideration of such cancellation, the holder of such Options and SARs shall receive for each Share subject to such Option or SAR an amount (subject to withholding taxes) equal to the product of (i) the excess, if any, of the Offering Price over the exercise price of such Option or the per Share base price of such SAR, as applicable, and (ii) the number of Shares subject to such Option or SAR.

     Interim Agreements of the Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, the Company has agreed that except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Schedule, (iii) as set forth in the term sheet describing the terms of the Bridge Loan (as hereinafter defined) by and between the Company and PPM Fund (as hereinafter defined), (iv) for the consummation of the Marion Acquisition (as hereinafter defined) pursuant to and in accordance with the terms of the Marion Agreement or (v) as agreed in writing by Parent, after the date of the Merger Agreement, and prior to the time the designees of Parent have been elected to, and shall constitute a majority of, the Company Board pursuant to Section 1.3 of the Merger Agreement: (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (b) the Company will not, directly or indirectly, (i) except upon exercise of the Options or SARs or other rights to purchase Shares pursuant to the Stock Plans outstanding on the date of the Merger Agreement, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its Subsidiaries beneficially owned by it, (ii) amend its Certificate of Incorporation or By-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the Subsidiaries of the Company; (c) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire (or stock appreciate rights with respect to), any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Options or with respect to SARs outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (d) the Company shall not make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than general increases in wages to employees who are not officers or directors or affiliates in the ordinary course consistent with past practice), or to Persons providing management services, enter into or amend any employment, severance, consulting,

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termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise; (e) the Company shall not pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course consistent with past practice or as required under the terms of the Plans; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right or other stock based incentive, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present or as required under the terms of the Plans; or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing; (f) the Company shall not modify, amend or terminate any of the material Company Agreements or waive, release or assign any material rights on claims, except in the ordinary course of business and consistent with past practice or as required under the terms of the Plans; (g) neither the Company nor any of its Subsidiaries shall permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent except in the ordinary course of business and consistent with past practice; (h) neither the Company nor any of its Subsidiaries shall (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business and consistent with past practice; or (iv) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate) except in the ordinary course of business and consistent with past practice; (i) neither the Company nor any of its Subsidiaries shall (i) change any of the accounting methods used by it unless required by GAAP or (ii) make any material Tax election, change any material Tax election already made, adopt any material Tax accounting method or change any material Tax accounting method unless required by applicable law, enter into any material closing agreement, settle any material Tax claim or assessment or consent to any material Tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; (j) neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company; (k) neither the Company nor any of its Subsidiaries shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); (l) neither the Company nor any of its Subsidiaries shall take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII of the Merger Agreement or any of the conditions to the Offer set forth in Annex I of the Merger Agreement not being satisfied, or would make many representation or warranty of the Company contained therein inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; and (m) the Company shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Other Agreements of the Parent, the Purchaser and the Company. In the Merger Agreement, the Company has agreed to notify the Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or

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its officers, directors, employees, investment bankers, attorneys, accountants or other agents, in each case in connection with any Takeover Proposal (as defined below) or the possibility or consideration of making a Takeover Proposal ("Takeover Proposal Interest") indicating, in connection with such notice, the name of the Person indicating such Takeover Proposal Interest and the terms and conditions of any proposals or offers. The Company has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal Interest. The Company has agreed that it shall keep the Parent informed, on a current basis, of the status and terms of any Takeover Proposal Interest. As used in the Merger Agreement, "Takeover Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than the Marion Acquisition or pursuant to the transactions to be effected pursuant to the Merger Agreement.

     In the Merger Agreement the Company agrees that it will not, and that it will use its best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal, or (iii) in the event of an unsolicited written Takeover Proposal for the Company, engage in negotiations or discussions with, or provide any information or data to, any Person (other than the Parent, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Takeover Proposal; provided however, that nothing contained in the Merger Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making such disclosure to the Company's stockholders as the Board may determine in good faith is required under applicable law after receipt of a written opinion from outside legal counsel to the Company that such disclosure is required under applicable law and that the failure to make such disclosure would likely cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law. Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person pursuant to terms substantially similar to those contained in the Confidentiality Agreement, dated July 1, 1997, entered into between AIP and the Company (the "Confidentiality Agreement") and may negotiate and participate in discussions and negotiations with such Person concerning a Takeover Proposal if (x) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction which the Company Board determines in good faith, after receiving advice from Jefferies & Company, Inc. ("Jefferies") or another nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and (y) in the opinion of the Company Board, only after receipt of a written opinion from outside legal counsel to the Company to such effect, the failure to provide such information or access or to engage in such discussions or negotiations would likely cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law (a Takeover Proposal which satisfies clauses
(x) and (y) being referred to herein as a "Superior Proposal"). The Company shall promptly and in any event within one business day following any determination by the Board of Directors that a Takeover Proposal is a Superior Proposal, notify the Parent of such determination of the same and prior to providing any such party with any material non-public information. The Company shall promptly provide to the Parent any material non-public information regarding the Company provided to any other party which was not previously provided to the Parent. At any time after two business days following notification to the Parent of the Company's intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if the Company has otherwise complied with the terms referred to in the Merger Agreement, the Company Board may terminate the Merger Agreement and enter into an agreement with respect to a Superior Proposal, provided that the Company shall, concurrently with entering into such

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agreement, pay or cause to be paid to the Parent the Termination Fee (as hereinafter defined), plus any amount payable at the time for reimbursement of expenses. Except as set forth above, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser, the approval or recommendation by such Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal.

     Pursuant to the Merger Agreement, the Company has agreed to give the Parent reasonable access to its facilities, books and records, to permit the Parent to make such inspections as it may reasonably require and to cause its officers to furnish the Parent with such information as the Parent may from time to time reasonably request.

     Each of the Company, the Parent and the Purchaser has agreed in the Merger Agreement to use its best efforts to take, or cause to be taken, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. Each such party also has agreed to cooperate and use its best efforts to make all filings and obtain all licenses, permits, consents, approvals and other authorizations of third parties, including governmental authorities, necessary to consummate such transactions, including the filings required of the Parent or the Purchaser or any of their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

     Pursuant to the Merger Agreement, each of the Company, the Parent and the Purchaser has agreed not to make any public statement with respect to the Merger Agreement or the transactions contemplated thereby without the prior consent of the other parties. The parties thereto have also agreed that the provisions of the Confidentiality Agreement would remain binding and in full force and effect.

     Company Stockholder Meeting. If required by applicable law, the Company has agreed to: (i) hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following acceptance for payment of Shares pursuant to the Offer for the purpose of taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement or information statement relating to the Merger Agreement and use its best efforts to (a) cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders following acceptance for payment of Shares pursuant to the Offer and (b) obtain the necessary approvals of the Merger Agreement by its stockholders. The Parent and the Purchaser have agreed to vote all Shares owned by them in favor of approval of the Merger Agreement at any such meeting. However, in the event that the Parent or the Purchaser shall acquire at least 90% of the outstanding Shares, the parties will, at the request of the Parent, take action to cause the Merger to become effective as soon as practicable after such acquisition without any action or vote on the part of the Company Board or the stockholders of the Company (a "short-form merger") as permitted under the Delaware General Corporation Law ("DGCL"). The Parent has informed the Company that, in the event the Parent and the Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, the Parent and the Purchaser may seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The Parent has informed the Company that the per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. The Parent has indicated to the Company that it presently intends to effect a short-form merger if permitted to do so under the DGCL.

     Indemnification of Company Officers and Directors; Liability Insurance. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation by or in the right of the Company or any of its Subsidiaries, in which any of the present or former officers or directors (the "Indemnified Parties") of the Company or any of its Subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she is or was, prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or is or was, prior to the Effective Time, serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprises at the request of the Company or any of its Subsidiaries, whether such claim arises before or after the Effective Time, the Company shall indemnify

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and hold harmless, and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them (which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation), and the Company, or the Surviving Corporation after the Effective Time, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (ii) the Company and the Surviving Corporation will use their respective reasonable efforts to assist in the vigorous defense of any such matter, provided, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation shall have no obligation thereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated thereby is prohibited by applicable law. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict of interest on any significant issue between the positions of any two or more Indemnified Parties, or any similar impediment to the joint representation of multiple Indemnified Parties by a single law firm.

     The Merger Agreement provides that until the Effective Time the Company shall keep in effect Section 7.7 of its By-Laws, and thereafter, for a period of six years, the Surviving Corporation shall keep in effect in its By-Laws a provision which provides for indemnification of the Indemnified Parties to the extent permitted by the DGCL.

     The Merger Agreement also provides that the Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, that the Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or canceled during such period, the Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided, further, however, that in no event shall the Parent be required to pay aggregate premiums for insurance in excess of 150% of the average of the aggregate premiums paid by the Company in 1995, 1996 and 1997 (through the date of the Merger Agreement) on an annualized basis for such purpose (the "Average Premium"); and provided, further, that if the Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the Merger Agreement for such aggregate premium, the Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the Average Premium.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, corporate existence and good standing, capitalization, corporate authorization, consents and approvals, reports, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation, real property, intellectual property, computer software, material contracts, taxes, environmental matters and brokers. In addition, the Parent and the Purchaser represented as to, among other things, corporate existence and good standing, corporate authorization, consents and approvals, and the financing commitments referred to in Section 4.5 of the Merger Agreement.

     Conditions to the Merger. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver of certain conditions, including (i) if required by the DGCL, the Merger Agreement and the Merger shall have been approved by the stockholders of the Company, (ii) no statute, rule, regulation, order, decree, or injunction shall have been promulgated by any governmental entity which prohibits the consummation of the Merger, (iii) the Offer shall not have expired or been terminated prior to the purchase of any Shares, and (iv) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Further, the obligations of the Parent and the Purchaser are subject to the satisfaction or waiver at or prior to the Effective

Time of certain additional conditions set forth in Annex I to the Merger Agreement, including (i) the representations and warranties of the Company being true as of the Effective Time, (ii) the Company having performed in all material respects its obligations under the Merger Agreement, and (iii) receipt of a certificate of an officer of the Company as to the satisfaction of certain of such conditions.

     Termination. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time before the Effective Time, whether before or after stockholder approval: (i) by mutual written consent of the Parent and the Company; (ii) by the Parent if the Offer shall have expired or been terminated without any Shares being purchased thereunder by the Purchaser as a result of the occurrence of any of the events set forth in Annex I to the Merger Agreement; (iii) by either the Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties thereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; (iv) by the Parent if, without any material breach by the Parent or the Purchaser of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before February 20, 1998; (v) by the Company if, without any material breach by the Company of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before February 20, 1998; (vi) by the Company (i) if there shall be a material breach of any of the Parent's or the Purchaser's representations, warranties or covenants thereunder, which breach cannot be or has not been cured within thirty days of the receipt of written notice thereof or (ii) to allow the Company to enter into an agreement in accordance with the Merger Agreement with respect to a Superior Proposal which the Company Board has determined is more favorable to the stockholders of the Company than the transactions contemplated in the Merger Agreement; provided that it has complied with all provisions thereof, including the notice provision therein, and that it makes simultaneous payment of the Termination Fee, plus any amounts then due as a reimbursement of expenses; (vii) by the Parent, if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached in any material respect (without reference to any materiality qualification contained therein) any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Annex I to the Merger Agreement and (ii) cannot be or has not been cured within thirty days of the receipt of written notice thereof; (viii) by the Parent, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) the Company Board shall withdraw, modify, or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to the Purchaser, (ii) the Company Board shall have recommended any proposal other than by the Parent or the Purchaser in respect of a Takeover Proposal, (iii) the Company shall have exercised a right with respect to Takeover Proposal referenced under "Other Agreements of the Parent, the Purchaser and the Company" herein and shall, directly or through its representatives, continue discussions with any third party concerning a Takeover Proposal for more than ten business days after the date of receipt of such Takeover Proposal, (iv) a Takeover Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company shall not have rejected such proposal within ten business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed, or (v) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Parent or the Purchaser or any of their respective subsidiaries or affiliates shall have become the beneficial owner of more than 15% of the outstanding Shares (either on a primary or a fully diluted basis); provided, however, that this provision shall not apply to any Person that owns more than 15% of the outstanding Shares on the date of the Merger Agreement; provided, further, that such Person does not further increase its beneficial ownership beyond the number of Shares such Person beneficially owns on the date of the Merger Agreement.

     Termination Fee and Expenses. In the event of termination of the Merger Agreement as provided above, written notice thereof shall forthwith be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void and there shall be no liability on the part of the Parent, the Purchaser or the Company, except (i) as set forth in the Merger Agreement and (ii) nothing in the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement; provided, however, that, in the event that subsequent to the date of the Merger Agreement the Company adopts a stockholders rights plan, its obligation to provide exceptions therefrom with respect to Shares acquired pursuant to the exercise of the JNL Option (as hereinafter defined) and the Subsequent Disposition thereof, to a third party, shall survive the termination of the Merger Agreement for the first Subsequent Disposition.

     If (i) the Parent shall have terminated the Merger Agreement pursuant to
Section 8.1(h) of the Merger Agreement, (ii) the Parent shall have terminated the Merger Agreement pursuant to Section 8.1(g) of the Merger Agreement and following the date of the Merger Agreement but prior to such termination there shall have been a Takeover Proposal Interest or (iii) the Company shall have terminated the Merger Agreement pursuant to Section 8.1(f)(ii) of the Merger Agreement, then in either such case the Company shall pay to the Parent simultaneously with such termination, if pursuant to Section 8.1(f)(ii) of the Merger Agreement, and promptly, but in no event later than two business days after the date of such termination or event if pursuant to Section 8.1(h) or 8.1(g), a termination fee (the "Termination Fee") of $7 million plus an amount, not in excess of $1.5 million, equal to the actual and reasonably documented out-of-pocket expenses incurred by the Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby.

     Fees and Expenses. Except as set forth above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendments and Modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of the Parent, the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

     GUARANTEE

     As an inducement to the Company's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, AIP Capital Fund and the Company have entered into a Guarantee, dated as of August 21, 1997 (the "Guarantee"). The following description of the Guarantee does not purport to be complete and is qualified by reference to the text of the Guarantee, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Guarantee, among other things, AIP Capital Fund has agreed unconditionally and irrevocably, for the benefit of the Company to guarantee the performance of all obligations of the Parent and the Purchaser pursuant to the Merger Agreement; provided that the aggregate liability to which AIP Capital Fund may become subject pursuant to the Guarantee or otherwise in connection with the transactions contemplated by the Merger Agreement will not in any event exceed $7 million. The Guarantee terminates upon the earliest of
(i) the consummation of the Merger, (ii) October 7, 2004 or (iii) the performance of all obligations of the Parent and the Purchaser pursuant to the Merger Agreement.

     STOCKHOLDER AGREEMENT

     Approximately 40% of the Shares are owned by Jackson National Life Insurance Company ("JNL"), an indirect, wholly-owned subsidiary of Prudential Corporation plc, a corporation organized under the laws of the United Kingdom ("Prudential"). Three of the seven current members of the Company Board (Messrs. Radecki, Stark and Swansen) were selected by JNL prior to December 14, 1994 to serve as directors of the Company in connection with the Chapter 11 Reorganization (as hereinafter defined) and two of these individuals (Messrs. Stark and Swansen) are employees of another subsidiary of Prudential. Mr. Radecki is an employee of Jefferies, financial advisor to the Company.

     In connection with the execution of the Merger Agreement, the Parent, the Purchaser and JNL entered into a Stockholder Agreement, dated as of August 21, 1997, (the "Stockholder Agreement"), pursuant to which and subject to the terms thereof, JNL agreed to tender, or cause to be tendered, all Shares owned by it into the Offer. In the Stockholder Agreement, JNL represented that it owns, in the aggregate, 4,228,382 Shares and $63,963,000 in principal amount of the Company's 10.5% Secured Notes due September 14, 1999 (the "Secured Notes"). JNL has agreed that it will not withdraw any Shares tendered into the Offer.

     The following description of the Stockholder Agreement does not purport to be complete and is qualified by reference to the text of the Stockholder Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings set forth in the Stockholder Agreement.

     In the Stockholder Agreement, JNL agrees that it will tender its Shares promptly into the Offer and that it will not withdraw any Shares so tendered. The Purchaser agrees to purchase all of the Shares so tendered at $18.00 per Share, or such higher price per Share as may be offered by the Purchaser in the Offer, provided that the Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex I thereto.

     Pursuant to the Stockholder Agreement, JNL has granted to the Parent during the term of the Merger Agreement an irrevocable proxy to vote its Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

     During the term of the Stockholder Agreement, JNL has agreed that it will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, its Shares or the Secured Notes held by it or any interest therein, (ii) except as provided in the Stockholder Agreement, grant any proxy, power of attorney or other authorization or consent in or with respect to its Shares or Secured Notes, (iii) deposit its Shares or Secured Notes in any voting trust or enter into any voting agreement or arrangement with respect to such Shares or Secured Notes, or (iv) take any other action with respect to its Shares or Secured Notes that would in any way restrict, limit or interfere with the performance of its obligations pursuant to the Stockholder Agreement; provided, however, that JNL may transfer all or a portion of its Shares or Secured Notes to a person or entity who, by written instrument reasonably acceptable in form and substance to the Parent, agrees to be bound by each of the terms of the Merger Agreement. In addition, JNL, the Parent and the Purchaser have agreed that (i) JNL will notify the Purchaser of any inquiry JNL receives which might lead to an acquisition of the Company by a third party; and (ii) JNL will waive, if requested, the provisions of the Indenture relating to the prior notice of redemption of the Secured Notes, or will, immediately following consummation of the Senior Notes Offering (as hereinafter defined) and subject to being indemnified by the Parent and Purchaser, sell its Secured Notes to the Company at face value plus accrued interest from June 30, 1997 through the date of purchase.

     Termination of the Stockholder Agreement. The Stockholder Agreement shall terminate upon the earlier of (a) the date (the "Termination Date") that is six months following the date upon which the Merger Agreement is terminated in accordance with its terms, or (b) the Effective Time, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

     Purchase Option. In the Stockholder Agreement, JNL grants to the Parent an irrevocable option (the "Purchase Option") to purchase the Shares at a purchase price of $18.00 per Share (the "Exercise Price"). At any time or from time to time prior to the Termination Date, the Parent (or its designee) may exercise the Purchase Option, in whole or in part, if on or after the date thereof any Third Party (as defined therein) shall have taken certain defined steps that could evidence, lead to or result in the acquisition of or exercise of control over the Company. Notwithstanding any other provision of the Stockholder Agreement, in the event that the Merger Agreement is terminated and at any time prior to the Termination Date a person other than the Parent or any of its affiliates acquires a majority of the outstanding Shares at a price higher than the Exercise Price (an "Alternative Transaction"), then the Parent shall promptly either reduce the number of Shares subject to the Purchase Option, pay cash to JNL or do both such that the actual Total Profit realized or to be realized by the Parent upon the consummation of an Alternative Transaction does not exceed 50% of the Total Profit that the Parent would otherwise realize had it not taken the foregoing actions; provided, that, in the event that the Parent elects to reduce the number of Shares subject to the Purchase Option, there shall be pending, at the time the Parent makes such election, a transaction involving the Company that, if consummated, would allow JNL to dispose of any remaining Shares that would not otherwise be purchased by the Parent upon the exercise of the Purchase Option. As used in the Stockholder Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the net cash amounts and the fair market value (as reasonably determined by the Parent) of all other forms of consideration received or to be received by the Parent pursuant to the sale of the aggregate number of Shares subject to the Purchase Option (or any other securities into which such Shares are converted or exchanged) in any Alternative Transaction, less the aggregate Exercise Price of all of such Shares. In the event that the Parent or the Purchaser pays a price higher than $18.00 per Share for Shares tendered into the Offer, the Exercise Price shall be increased to equal such higher price.

     CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated July 1, 1997 between the Company and AIP Capital Fund. The following summary of the Confidentiality Agreement does not purport to be complete and is qualified by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 6 hereto and incorporated herein by reference.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, AIP Capital Fund has agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the certain future business agreements relating to the Company.

     OWNERSHIP OF SHARES

     Based solely on the information set forth in Section 9 ("Certain Information Concerning American Industrial Partners, Parent and the Purchaser") included in the Offer to Purchase, the Company understands that pursuant to the Stockholder Agreement, the Parent may be deemed beneficially to own 4,228,382 Shares, constituting approximately 40.14% of the total currently outstanding Shares. Each of the Purchaser, the Parent and the AIP Entities disclaims beneficial ownership of such Shares. Except as set forth in the Offer to Purchase, none of the Purchaser, the Parent or any of the AIP Entities, nor, to the best knowledge of the Purchaser, the Parent or AIP Capital Fund, any of the persons listed on Schedule I to the Offer to Purchase, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and none of the Purchaser, the Parent or any of the AIP Entities nor, to the best knowledge of the Purchaser, the Parent or AIP Capital Fund, any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in Shares during the past 60 days.

PURCHASER OR PARENT AGREEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Upon consummation of the Merger, AIP Capital Fund will be paid a fee of $4 million and reimbursed for out-of-pocket expenses in connection with the negotiation of the Merger Agreement and for providing certain investment banking services to the Company including the arrangement and negotiation of the terms of the Senior Notes and for other financial advisory and management consulting services.

     AIP Capital Fund expects to provide substantial ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP Capital Fund's principals. AIP Capital Fund will receive an annual fee of $1.45 million for providing general management, financial and other corporate advisory services to the Company, payable semiannually 45 days after the scheduled interest payment date for the Senior Notes, and will be reimbursed for out-of-pocket expenses. The fees will be paid to

AIP Capital Fund pursuant to a management services agreement among AIP Capital Fund, the Company and certain Company affiliates and will be subordinated in right of payment to the Senior Notes.

     AIP Capital Fund has discussed with the Company in broad terms AIP Capital Fund's general policy that stock in the companies acquired by AIP Capital Fund, or its affiliates, be made available to executive officers of such acquired companies, typically in the form of stock options. However, there is currently no agreement, arrangement or understanding specifically implementing this policy in respect of the Company or management, nor is there expected to be any such agreement, arrangement or understanding until following consummation of the Merger. As disclosed in the Schedule 14D-1, following consummation of the Merger, AIP Capital Fund expects to cause the Surviving Corporation to issue and sell additional shares of its common stock to certain members of management and to adopt a performance-based stock option plan for management which, in the aggregate, would comprise approximately 10% of the common stock of the Surviving Corporation.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     STOCK OPTIONS

     As of August 21, 1997, the current directors, executive officers and other employees of the Company as a group held Options to acquire 576,000 Shares and SARs for 50,000 Shares, exercisable at varying prices per Share. At or immediately following the Effective Time, each outstanding Option and each outstanding SAR shall be canceled and, in consideration of such cancellation, the holder of such Options and SARs shall receive for each Share subject to such Option or SAR an amount (subject to withholding taxes) equal to (i) the excess, if any, of the Offer Price over the exercise price of such Option or the per Share base price of such SAR, as applicable, multiplied by (ii) the number of Shares subject to such Option or SAR.

     EMPLOYMENT AGREEMENTS; CHANGE OF CONTROL

     The Company has entered into employment agreements with all of its executive officers. These agreements govern the compensation, benefits and treatment upon termination under various circumstances, including voluntary termination by either party, or termination by reason of retirement, death or disability, or in the event of a change of control, as those terms are defined in the agreements. Each employment agreement automatically renews for a one year term upon the expiration of its initial term and any subsequent terms, unless two months' written notice is given by either party of intent to terminate at the end of that term. Each employment agreement may be terminated by either the Company or the executive at any time by giving notice as required under the agreement; provided, however, that if the named executive officer is terminated by the Company without cause at any time, or if the executive terminates his employment with good reason in connection with a change in control, as those terms are defined in the agreement, then the executive will be entitled to certain severance benefits as described in that executive's individual agreement. Finally, each agreement imposes confidentiality restrictions on the executive and places restrictions on the executive's involvement in activities that may compete with the Company both during employment and following termination. Violation of such confidentiality and non-competition provisions, or other termination for cause, as defined in the agreements, may result in forfeiture of severance and other benefits that may otherwise accrue. Individual compensation, benefits and other salient features of each agreement are described below. The consummation of the Merger and the transactions contemplated under the Merger Agreement constitute a change in control for purposes of these agreements.

     Mr. Hildebrand serves as President and Chief Executive Officer under a three-year employment agreement with the Company, dated March 11, 1996. Mr. Hildebrand's base salary is $400,000 per year, subject to increase at the discretion of the Company Board, and he is eligible to participate in the Company's Management Incentive Plan ("Bonus Plan"), which, in Mr. Hildebrand's case, provides for an annual cash incentive bonus equal to 50% of base salary in the event of achievement of targeted performance and a maximum of 100% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Hildebrand was granted 300,000 restricted Shares ("Restricted Shares") and Options for 200,000 Shares at 55% of market price per Share on the date of the grant. Mr. Hildebrand is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Hildebrand's employment agreement provided for one-time payments to compensate him for lost retirement benefits and to reimburse him for costs associated with the relocation of his residence.

     Mr. Smoke serves as Chief Financial Officer under a one-year employment agreement with the Company, dated November 7, 1996. Mr. Smoke's base salary is $175,000 per year, subject to increase at the discretion of the Company Board, and he is eligible to participate in the Bonus Plan, which, in Mr. Smoke's case, provides for an annual cash incentive bonus equal to 35% of base salary in the event of achievement of targeted performance and a maximum of 70% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Smoke was granted options for 30,000 Shares, as well as SARs to 50,000 Shares. Mr. Smoke is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Smoke's employment agreement provides for one-time payments to reimburse him for costs associated with the relocation of his residence.

     Messrs. Sullivan, Mackus, Phillips and Onsager each serve under similar one-year employment agreements with the Company dated May 21, 1997. Each of these agreements provides for the executive's position and base salary, which is subject to merit increases in accordance with the Company's normal salary merit increase review policy. In addition, the executive is entitled to participate in such employee and fringe benefits plans as the Company provides to other similarly situated management employees. Each of Messrs. Sullivan, Mackus, Phillips and Onsager was granted Options to acquire 30,000 Shares under the Stock Plans on February 5, 1997.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     MARION ACQUISITION

     On July 21, 1997, the Company entered into a definitive agreement to acquire (the "Marion Acquisition") certain assets and liabilities of The Marion Power Shovel Company, a subsidiary of Global Industrial Technologies, Inc. ("Global"), and of certain subsidiaries and divisions of Global that represent Global's surface mining equipment business in Australia, Canada, and South Africa (such assets and liabilities collectively referred to herein as "Marion"). The purchase price for Marion was approximately $40.1 million in cash, subject to certain post-closing adjustments which are currently estimated to be approximately $3.7 million. Like the Company, Marion manufactures large surface mining excavation equipment, primarily draglines and electric mining shovels, and has a significant aftermarket parts and services business. Consummation of the Marion Acquisition occurred on August 26, 1997. Consummation of the Offer and the Merger are subject to successful closing of the Marion Acquisition. Certain financial and other information concerning Marion and the Marion Acquisition, including certain financial statements and pro-forma financial statements, will be included in the Marion Acquisition Form 8-K (as hereinafter defined).

     SENIOR NOTES OFFERING

     In connection with the Marion Acquisition and the Merger, the Company is preparing to issue $150 million of Senior Notes due 2007 (the "Senior Notes") in a private placement transaction (the "Senior Notes Offering") pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company presently expects the Senior Notes Offering to commence on August 29, 1997.

     THE SENIOR NOTES DESCRIBED IN THIS SCHEDULE 14D-9 WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS SCHEDULE 14D-9, AND ANY REFERENCE TO THE SENIOR NOTES HEREIN, SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SENIOR NOTES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     Promptly following consummation of the Marion Acquisition, the Company expects to file with the Commission a Current Report on Form 8-K (the "Marion Acquisition Form 8-K") that will provide certain information concerning the Company and its business that has not otherwise been made public and that will be provided to potential purchasers of the Senior Notes in connection with their consideration of an investment in the Senior Notes. Such information may also be material to a decision by a stockholder of the Company to tender, withdraw, sell on the open market or hold Shares held by such stockholder.

     The net proceeds to the Company from the Senior Notes Offering are estimated to be approximately $145.5 million. Together with borrowings under the Company's Revolving Credit Facility with its bank and available cash, the proceeds of the Senior Notes Offering are expected to be used (i) to refinance the Bridge Loan (as hereinafter defined); (ii) to pay fees and expenses incurred in connection with the Senior Notes Offering; (iii) to refinance the Secured Notes plus accrued interest from June 30, 1997, to the date of redemption; and
(iv) to fund, in part, the purchase of Shares in the Offer in the event that at least 90% of the outstanding Shares are tendered in the Offer and not withdrawn and the Merger becomes effective without a meeting of stockholders of the Company in accordance with the DGCL. In the event that fewer than 90% percent of the outstanding Shares are tendered in the Offer and not withdrawn, AIP Capital Fund, or an affiliate, will loan the Purchaser an amount that, together with AIP Capital Fund's equity contribution of $143 million, will be sufficient to complete the acquisition of Shares in the Offer and Merger, such loan to be repaid upon consummation of the Merger with a portion of the proceeds of the Senior Notes Offering. Upon consummation of the Senior Notes Offering, the portion of the proceeds being used to refinance the Secured Notes will be applied to such purpose following satisfaction or waiver of certain notice and other procedural requirements applicable to redemption of the Secured Notes. As of August 21, 1997, approximately $64.0 million of the Secured Notes (approximately 97%) were held by JNL. Consummation of the Offer and the Merger are subject to successful consummation of the Senior Notes Offering. Consummation of the Senior Notes Offering is subject to consummation of the Offer.

     TRANSACTIONS WITH MANAGEMENT

     The Company entered into the Management Agreement with Miller Associates, pursuant to which the Company engaged Miller Associates to provide certain management services, including those of Mr. Miller as Interim President and Chief Executive Officer and James D. Annand as Interim Chief Financial Officer. Mr. Miller is the President of Miller Associates.

     The Management Agreement provided that Messrs. Miller and Annand and certain other employees of Miller Associates (the "Project Team") would provide management services and expertise to the Company and manage the operations of the Company commencing on August 2, 1995 until terminated by the Company as described below. Pursuant to the Management Agreement, the Company agreed to pay Miller Associates a monthly fee of $65,000 for each of August and September 1995 and $55,000 for each month thereafter until the Company hired a new chief executive officer and such person commenced employment with the Company. The Company also agreed to reimburse Miller Associates for all reasonable out-of-pocket expenses incurred by Miller Associates in connection with the Project Team's performance under the Management Agreement. The Management Agreement further provided that neither Mr. Miller or Mr. Annand, nor any other employee of Miller Associates, would be considered an employee of the Company and that Miller Associates would be responsible for payment of compensation, disability benefits and unemployment insurance, and for the payment and withholding of payroll taxes. The Management Agreement was terminated with the hiring of Mr. Hildebrand as President and Chief Executive Officer on March 11, 1996. As provided by the Management Agreement, following the termination thereof, Mr. Annand remained as Interim Chief Financial Officer through August 1996. The total cost to the Company in 1996 for these services was approximately $268,000.

     FINANCIAL ADVISORY AGREEMENTS

     The Company and Jefferies entered into a letter agreement dated March 7, 1997 (the "Letter Agreement") attached hereto as Exhibit 7 and incorporated herein by reference pursuant to which Jefferies acted as the Company's exclusive financial advisor in connection with the Marion Acquisition. In addition, the

Company and Jefferies entered into a letter agreement dated July 30, 1997 (the "Jefferies Engagement Letter") attached hereto as Exhibit 8 and incorporated herein by reference pursuant to which Jefferies continues to act as the Company's exclusive financial advisor with respect to the Merger and the transactions contemplated thereby. The financial and other material terms of the Letter Agreement and Jefferies Engagement Letter are described below under "ITEM
5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED." Mr. Radecki, a director of the Company, is Executive Vice President of Jefferies.

     BRIDGE LOAN

     The Company financed the Marion Acquisition utilizing an unsecured bridge loan (the "Bridge Loan") funded on August 26, 1997 and provided by PPM America Special Investments Fund, L.P. (the "PPM Fund"), an affiliate of JNL, in the approximate amount of $45 million. A portion of the proceeds of the Senior Notes Offering are intended to be used to refinance the Bridge Loan.

     The Company obtained a commitment dated April 14, 1997 from the PPM Fund to provide the Bridge Loan ("Bridge Loan Commitment"). Upon execution of the Bridge Loan Commitment, the Company paid a $550,000 Proposal and Commitment Fee to the PPM Fund. The Bridge Loan Commitment provides for a fee of $450,000 (the "Facility Fee") to be paid upon execution of the definitive purchase agreement for the Marion Acquisition. The Bridge Loan Commitment provided for a closing date of the Marion Acquisition of not later than July 15, 1997. On June 30, 1997, the Company and the PPM Fund agreed to extend the deadline for the closing date until August 30, 1997 (the "Extension Agreement"). As a condition to the Extension Agreement, however, the PPM Fund required the Company to pay a $337,500 Extension Fee and to pay the $450,000 Facility Fee at the time the Extension Agreement was signed.

     The Bridge Loan matures on February 23, 1998 (180 days from funding) and bears interest at 5% over the Adjusted Eurodollar Rate, as defined in the Bridge Loan.

     The Bridge Loan Commitment was amended as of August 20, 1997 (the "Amended Commitment") to provide that upon consummation of the Marion Acquisition and the funding of the Bridge Loan, the Company would pay an $800,000 Financing Fee to the PPM Fund and a Bridge Loan Funding Fee $1.125 million, and additional compensation as follows: (i) if the Bridge loan is outstanding 30 days after funding, the Company will pay a "Maintenance Fee" of $800,000; (ii) if the Bridge Loan is outstanding 90 days after funding, the Company will pay $3,200,000; and (iii) if the Bridge Loan is outstanding at Maturity, the Company will pay $3,200,000. The Company presently anticipates that the Senior Notes Offering will be completed on or prior to September 25, 1997, and, accordingly, that none of the Maintenance or other fees described in this paragraph will be payable.

     The definitive Bridge Loan Agreement dated August 26, 1997 is attached hereto as Exhibit 5.4 and is incorporated herein by reference. The Bridge Loan Commitment, the Extension Agreement, and the Amended Commitment are attached hereto as Exhibits 5.1, 5.2 and 5.3, respectively, and are incorporated herein by reference.

     REGISTRATION RIGHTS AGREEMENT

     Pursuant to the terms of the Second Amended Joint Plan of Reorganization (the "Amended Plan"), under which the Company emerged from Bankruptcy on December 14, 1994, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") which grants rights to each person entitled to receive in the aggregate 1,000,000 or more Shares (a "Relevant Holder") pursuant to the provisions of the Amended Plan. To the knowledge of the Company, JNL is the only person or entity entitled to the benefits of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, a Relevant Holder has the right to (a) require the Company under certain circumstances to file a registration statement under the Securities Act, to permit a public offering of Shares owned by such Relevant Holders; and (b) participate in certain other registrations of Shares under the Securities Act made on behalf of the Company for other holders of Shares. Under the terms of the Registration Rights Agreement, Relevant Holders holding 15% or more of the Shares then entitled to the benefits of such agreement may request the Company to file one or more registration statements under the Securities Act with respect to their Shares, and the Company is required to use its best efforts to effect such registration provided that the Company generally will not be required to effect more than three such registrations. Relevant Holders also may participate in offerings proposed by the Company. These rights are subject to certain conditions and limitations, among them the right of the Company to postpone for a reasonable period of time (but not exceeding 120 days) the requested filing of a registration statement if the Company determines such registration would interfere with a material corporate transaction, development or other specified matters. Pursuant to the terms of the Registration Rights Agreement, the Company must pay all expenses, other than fees and commissions of underwriters, incident to the registration and sale of Shares held by Relevant Holders. The registration rights, if not fully exercised, terminate on December 14, 1999.

     OWNERSHIP OF SECURED NOTES

     On December 14, 1994 pursuant to the Amended Plan, the Company issued an aggregate principal amount of $52.1 million of the Secured Notes to South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., and South Street Corporate Recovery Fund I (International), L.P. (collectively, the "South Street Funds") in exchange for the Company's outstanding Series A 10.65% Senior Secured Notes due July 1, 1995 and Series B 16.5% Senior Secured Notes due January 1, 1996, and the Company's obligations under a sale and leaseback financing arrangement. In 1996, the South Street Funds (other than South Street Corporate Recovery Fund I (International), L.P.) sold approximately $56 million face amount (97%) of the Secured Notes to JNL.

     The Secured Notes accrue interest semi-annually at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum if paid in kind. Interest on the Secured Notes is payable in kind at the discretion of the Company. As of August 21, 1997, JNL held approximately $64.0 million of the Secured Notes, or approximately 97% of the $65.8 million of Secured Notes outstanding. The Secured Notes are secured by a security interest in substantially all of the Company's property (other than land and buildings), the shares of the Company's United States subsidiaries and 65% of the shares of certain non-United States subsidiaries, subject, however, to a prior security interest in such assets securing not more than $16.0 million of indebtedness. The Company intends to use a portion of the proceeds of the Senior Notes Offering to redeem or repurchase all Secured Notes outstanding, including approximately $64 million in Secured Notes held by JNL. JNL has agreed to waive notice of redemption under the Indenture or otherwise to permit purchase by the Company of JNL's Secured Notes provided that JNL is indemnified by the Company in respect thereof.

     JOINT PROSECUTION AGREEMENT

     Contemporaneously with the execution of the Stockholder Agreement, the Company and JNL entered into the Joint Prosecution Agreement (the "Joint Prosecution Agreement") attached to this Schedule 14D-9 as Exhibit 9 and incorporated herein by reference relating to various claims the Company and JNL have or may have resulting from the Company's reorganization in 1994 under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") against the law firm of Milbank, Tweed, Hadley & McCloy ("Milbank") for disgorgement of fees (the "Disgorgement Claim") and other claims (collectively, the "Milbank Claims"). All proceeds of the Milbank Claims will be allocated as follows: (i) first, to pay, or to reimburse the prior payment of, all bona fide third-party costs, expenses and liabilities incurred on or after September 1, 1997 in connection with prosecuting the Milbank Claims (the "Joint Prosecution") including, without limitation, the reasonable fees and disbursements of counsel and other professional advisors, which are to be advanced by JNL; (ii) the next $8.675 million of proceeds from the Milbank Claims, if any, will be paid to JNL, provided that the Company will retain ten percent of the proceeds of the Disgorgement Claim, if any, and will direct payment to JNL of the balance of such proceeds; and (iii) all additional proceeds of the Milbank Claims will be divided equally between JNL and the Company. Notwithstanding the foregoing, the Company shall also receive the benefit of any reduction of any obligation it may have to pay Milbank's outstanding fees if any. JNL will indemnify the Company in respect of any liability resulting from the Joint Prosecution other than in respect of legal fees and expenses incurred prior to September 1, 1997. The Joint Prosecution Agreement will continue in force irrespective of whether the Merger is consummated. The Joint Prosecution may involve lengthy and complex litigation and there can be no assurance whether or when any recovery may be obtained or, if obtained, whether it will be in an amount sufficient to result in the Company receiving any portion thereof under the formula described above.

     SETTLEMENT AGREEMENT

     During the pendency of the Chapter 11 Reorganization, JNL filed a claim (the "503(b) Claim") against the Company with the United States Bankruptcy Court, Eastern District of Wisconsin ("Bankruptcy Court") for reimbursement of approximately $3.3 million of professional fees and disbursements incurred in connection with the Chapter 11 Reorganization pursuant to Section 503(b) of the Bankruptcy Code. By order dated June 3, 1996, the Bankruptcy Court awarded JNL the sum of $500. JNL appealed the decision to the United States District Court for the Eastern District of Wisconsin. On June 26, 1997, the District Court denied the appeal as moot but returned the matter to the Bankruptcy Court for further proceedings with leave to appeal again after further determination of the Bankruptcy Court. On July 11, 1997, JNL moved the Bankruptcy Court for relief from the final judgment entered on the 503(b) Claim. Pursuant to a Settlement Agreement between the Company and JNL dated as of August 21, 1997, attached to this Schedule 14D-9 as Exhibit 10 and incorporated herein by reference, subject to Bankruptcy Court approval, JNL will settle and release the Company from the 503(b) Claim in consideration of the payment to JNL by the Company of $200,000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company Board. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that all holders of Shares accept the Offer and tender their Shares.

     (b) Background; Reasons for the Recommendation.

     The following description was prepared by the Company and AIP Capital Fund. Information about AIP Capital Fund was provided by AIP Capital Fund. The Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

     AIP Capital Fund has been interested in acquiring the Company since before the Chapter 11 Reorganization. Since the completion of the Chapter 11 Reorganization in December 1994, representatives of AIP Capital Fund have remained in casual contact with the Company, principally through Joseph J. Radecki, Jr., Executive Vice President of Jefferies, the Company's financial advisor and a Director of the Company, and with JNL, principally through F. John Stark, III, Senior Vice President, General Counsel and portfolio manager for the Special Investments Portfolio of PPM America, Inc. ("PPM"), an affiliate of JNL, and a Director of the Company. JNL has repeatedly advised the Company (as reported in the Company's periodic reports and other filings with the Commission) that JNL has from to time had discussions relating to disposition of all or a substantial portion of its equity interest in the Company.

     Early in April 1997, the Company announced it had reached an agreement in principle to acquire Marion. On that date Mr. Lawrence W. Ward, Jr., a principal of AIP Capital Fund, contacted Mr. Stark and requested the opportunity to speak with management to obtain additional information concerning the Company and its prospects in light of the Marion Acquisition. On July 1, 1997, Mr. Stark and Mr. Willard R. Hildebrand, President, Chief Executive Officer and a Director of the Company, met with Mr. Ward and Mr. Robert L. Purdum, a partner of AIP Capital Fund. As a result of this meeting, the Company entered into the Confidentiality Agreement with AIP Capital Fund (Exhibit 6 to this Schedule 14D-9). At this meeting, Mr. Stark requested that further negotiations, if any, between AIP Capital Fund and the Company be held through Mr. Radecki in his firm's role as financial advisor to the Company.

     On July 21, 1997, the Company entered into a definitive agreement with Global to acquire Marion. At the time, the Company was planning to commence a $100 million Senior Notes Offering which was to have been used in part to finance the Marion Acquisition and in part to repurchase the Secured Notes held by JNL.

     At subsequent meetings between representatives of AIP Capital Fund and Company executives, held on July 24 and 25, 1997 at the Company's offices, the discussions chiefly involved due diligence matters under the

Confidentiality Agreement. Additionally, Mr. Theodore C. Rogers, a partner of AIP Capital Fund was involved in these discussions.

     Between July 1, 1997 and July 25, 1997, Mr. Radecki held several conversations with representatives of AIP Capital Fund, including Messrs. Ward, Rogers and Purdum. Topics discussed included how the Company might respond should AIP Capital Fund make an offer for a portion or all of the Shares, AIP Capital Fund's history and manner of acting with respect to other transactions it had completed, how a proposal from AIP Capital Fund to purchase a portion or all of the Shares would affect the pending Marion Acquisition and contemplated Senior Notes Offering, and other matters.

     On July 24, 1997, Mr. Ward telephoned Mr. Radecki to sound him out regarding a possible acquisition of JNL's interest in the Company for a price of $15.00 per share. Mr. Radecki advised Mr. Ward that, although he did not speak for JNL (being the Company's financial advisor), it was Mr. Radecki's understanding that, in light of the Marion Acquisition and the contemplated Senior Notes Offering, JNL would not be interested in selling its Shares for less than $18.00 per Share and that, in any event, it was Mr. Radecki's further understanding that JNL would only endorse an offer which provided that JNL would receive the same consideration per Share as would all other holders of Shares.

     On the morning of July 27, 1997, Mr. Ward contacted Mr. Radecki to indicate that AIP Capital Fund was prepared to submit a non-binding expression of interest to acquire the Company at a price equal to $17.00 per Share. Following conversations between Mr. Hildebrand and various Company Board members, including Messrs. Stark and Radecki, the Company instructed Mr. Radecki to advise AIP Capital Fund that a proposed offer at $17.00 per Share would not be acceptable either to the Company or to JNL.

     On the afternoon of July 28, 1997, Mr. Ward telephoned Mr. Radecki and made the following proposal (the "Initial AIP Proposal"): AIP Capital Fund was prepared to submit a letter of intent to acquire the Company at a price equal to $18.00 per Share subject to (i) the execution of an agreement by JNL pursuant to which JNL would agree to tender all of its Shares to AIP Capital Fund for purchase, (ii) consummation of the Marion Acquisition, including the use of the Bridge Loan, (iii) the successful conclusion of a $150 million Senior Notes Offering (representing a $50 million increase in the principal amount of the then contemplated Senior Notes Offering), (iv) a termination fee in the amount of $7 million plus out of pocket expenses in the event that the Company terminated the proposed Merger, (v) JNL's agreement to share on an equal basis the overage, if any, in the event that an entity other than AIP Capital Fund acquired a majority of the outstanding Shares at a price higher than $18 per Share, (vi) an agreement by the Company not to solicit offers from any other interested party for a period of three weeks, and (vii) the completion within two weeks of satisfactory legal, accounting and environmental due diligence. AIP Capital Fund also indicated that it was prepared to commit at least $140 million of its own equity capital to finance the transaction, including the purchase of all outstanding equity interests in the Company and the repayment of certain existing Company indebtedness.

     On the evening of July 28, 1997, the Company convened a special telephonic meeting of the Company Board to consider the Initial AIP Proposal. The Company Board received a presentation from Jefferies regarding the proposed transaction, including Jefferies' preliminary view that an offer at $18.00 per Share, which represented a 53% premium over the closing price of the Shares on July 25, 1997, and a 75% premium over the average closing price of the Shares for the previous 90-day period, appeared to be fair from a financial point of view. The Company Board also received a presentation from management regarding the Company's prospects and the potential impact of the Marion Acquisition upon the Company's future earnings.

     After substantial discussion, the Company Board tentatively approved the proposed transaction with AIP Capital Fund and directed management to obtain the Initial AIP Proposal in written form. In addition, the Company Board resolved to engage Lord, Bissell & Brook ("Lord Bissell") as special independent counsel to advise the Company Board with respect to the proposed transactions with AIP Capital Fund. The Company Board also determined that, in light of the conditions set forth in the Initial AIP Proposal, it would defer commencing the contemplated Senior Notes Offering until it could consider a revised proposal in written form. Finally, the Company Board instructed Jefferies to seek certain additional favorable terms from AIP Capital Fund. The Company Board adjourned the meeting with direction that it be reconvened by Mr. Hildebrand the next day.

     On the morning of July 29, 1997, Mr. Radecki communicated the Company's position to Mr. Ward. As a result of this conversation, and although not all of the Company's proposed terms were accepted, AIP Capital Fund did agree to increase its equity investment in the Merger.

     On the afternoon of July 29, 1997, the Company received a written proposal from AIP Capital Fund with certain additional terms (the "Revised AIP Proposal"), including, among others, a provision which automatically terminated the Revised AIP Proposal if the Company disclosed the existence of the Revised AIP Proposal or its contents. The Revised AIP Proposal also included certain material terms of a proposed Stockholder Agreement between AIP Capital Fund and JNL. The Company concluded that the confidentiality provision in the Revised AIP Proposal was unacceptable. Mr. Radecki communicated this position to Mr. Ward.

     Late in the afternoon of July 29, 1997, Mr. Ward contacted Mr. Radecki to indicate that AIP Capital Fund was prepared to remove the confidentiality provision from the Revised AIP Proposal. Mr. Stark advised Mr. Radecki that JNL would agree generally to the proposed terms of the transaction, subject to negotiation of an acceptable agreement with AIP Capital Fund.

     On the evening of July 29, 1997, the Company Board reconvened to review a further revision to the Revised AIP Proposal (the "Final AIP Proposal"). The Company Board received a presentation regarding the results of the various negotiations between AIP Capital Fund, the Company and JNL and the terms of the Final AIP Proposal. After discussion of the Final AIP Proposal, the Company Board determined to accept it and directed Company counsel Whyte Hirschboeck Dudek S.C. to formalize the Company's acceptance of the Final AIP Proposal though execution of a letter of intent (the "Letter of Intent"). Finally, the Company Board, with Mr. Radecki abstaining, formalized the arrangement that had been ongoing since early July whereby Jefferies had been acting as the Company's financial advisor with respect to the acquisition of the Company and the other transactions contemplated by the Final AIP Proposal, and engaged Jefferies to provide a fairness opinion to the Company in connection with the Merger.

     Mr. Radecki communicated the Company Board's decision to Mr. Ward on July 30, 1997. Following additional negotiations throughout the day on July 30 between representatives of AIP Capital Fund, JNL and the Company to finalize the Letter of Intent, attached to this Schedule 14D-9 as Exhibit 11 and incorporated herein by reference, the Company issued a press release early on the morning of July 31, 1997. A copy of the press release is attached to this Schedule 14D-9 as
Exhibit 12 and incorporated herein by reference. The Company filed the full text of the Letter of Intent as an exhibit to the Company's filing with the Commission on Form 8-K made on August 4, 1997.

     Negotiations between principals of AIP Capital Fund, JNL and the Company, and their respective counsel, regarding the terms of the Merger Agreement and Stockholder Agreement and various other related transactions and agreements described in this Schedule 14D-9, have continued since August 1, 1997. In addition, representatives of AIP Capital Fund met with management over the course of several days in August to continue their due diligence investigation.

     The Company Board met on August 19, 1997, to receive the formal fairness opinion of Jefferies, attached to this Schedule 14D-9 as Exhibit 14 and incorporated herein by reference (the "Fairness Opinion"), and to consider the Merger Agreement and all transactions described therein. Following extensive discussion, the Company Board unanimously approved the Merger Agreement substantially in the form presented to the meeting, and approved the other transactions contemplated thereby, including the terms of the Stockholder Agreement, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares to the Purchaser.

     On August 21, 1997, the respective parties executed the Merger Agreement, Guarantee, and Stockholder Agreement and issued their joint press release, attached to this Schedule 14D-9 as Exhibit 13 and incorporated herein by reference. On August 26, 1997, the Purchaser and the Parent commenced the Offer.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares, the Company Board considered a number of factors after giving effect to the Marion Acquisition and its impact upon the prospects of the Company, including the following: (i) the familiarity of the Company Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which the Company operates, based, in part, upon presentations by management, including its prospects if the Company were to remain independent; (ii) the Company's competitive position and current trends in its industry and the potential impact of the Marion Acquisition; (iii) the terms of the Merger Agreement and Stockholder Agreement, including the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all stockholders of the Company to obtain cash for their Shares concurrently at the earliest possible time; (iv) the Offer Price of $18.00 per Share was significantly in excess of the highest closing sales price for the Shares as quoted on the Nasdaq National Market System over the preceding fifty-two weeks; (v) the presentations by Jefferies at the July 28 and 29 and August 19, 1997 meetings of the Company Board and the Fairness Opinion of Jefferies to the effect that as of the date of the Fairness Opinion and subject to the qualification stated therein, the $18.00 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders (a copy of the Fairness Opinion, which sets forth the factors considered and the assumptions made by Jefferies, is attached to this Schedule 14D-9 as Exhibit 14 and incorporated herein by reference; stockholders are urged to read the opinion of Jefferies carefully in its entirety); (vi) the fact that JNL, as holder of approximately 40% of the Shares, was prepared to endorse the terms of the Merger Agreement and the Stockholder Agreement, which provide that JNL would receive the same consideration per Share with the same timing of receipt as would all other holders of Shares; (vii) the termination provisions of the Merger Agreement, the incorporation of which was a condition of the Parent's proposal, providing that the Parent could be entitled to a termination fee of $7 million plus fees and expenses up to a maximum of $1.5 million upon the termination of the Merger Agreement under certain circumstances, including as a result of the withdrawal of the Company Board's recommendation with respect to the Offer and the Merger;
(viii) the fact that Merger Agreement permits the Company Board (a) to participate in discussions or negotiations with or furnish information to any third party in certain circumstances if the Company Board determines in good faith, after receiving advice from Jefferies and a written legal opinion from outside counsel to such effect, that the failure to participate in such discussions or negotiations or to furnish such information would likely cause the Company Board to violate its fiduciary duties to the Company's stockholders, otherwise violate or subject the Company Board to liability, under applicable law and (b) to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties; (ix) the availability in the Merger of appraisal rights under Section 262 of the DGCL for dissenting Shares; and (x) the Company Board's belief, based in part on the factors referred to above, that the $18.00 per Share price pursuant to the Offer reflects the current value inherent in the Company and that the stockholders' interests would be best served by accepting the Offer.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Company Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Company Board may have given different weight to different factors. The Company Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it under the circumstances.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Jefferies to act as its exclusive financial advisor with respect to the Merger pursuant to the Jefferies Engagement Letter, which provides for the payment to Jefferies by the Company of a retainer advisory fee of $250,000 with respect to the Merger, payable upon execution, and a "success fee" of $1,250,000 payable upon successful consummation of the Merger and related transactions. The Company has also agreed to reimburse Jefferies for Jefferies' out-of-pocket expenses, including fees and expenses of Jefferies' legal counsel. In the event the Company terminates Jefferies' services and completes a transaction similar to the Merger within one year of such termination, the Company agrees to pay to Jefferies the "success fee" referred to above upon consummation of the other transaction. Under the Jefferies Engagement Letter, Jefferies has also been retained to render the Fairness Opinion. Jefferies will receive $250,000 for issuing the

Fairness Opinion. In addition, the Company has agreed to indemnify Jefferies against certain liabilities, including liabilities arising under federal securities laws. The Jefferies Engagement Letter is separate and distinct from the Letter Agreement (described below).

     During the pendency of the Chapter 11 Reorganization, Mr. Radecki was acting as financial advisor to JNL, a principal creditor of the Company. Mr. Radecki was ultimately selected by JNL to be appointed to the Company Board upon conclusion of the Chapter 11 Reorganization, a position he still holds. Jefferies currently acts as financial advisor to the Company, both in respect of the Marion Acquisition and the Merger. In addition, Jefferies has provided and is providing investment banking services to the Company, including with respect to financing transactions in connection with the Merger and related transactions. Jefferies also has, and has had, a continuing advisory relationship with JNL with respect to several transactions unrelated to the Merger with respect to which Jefferies has received or will receive customary compensation. Mr. Radecki has abstained from voting on any matters pertaining to the approval of the Merger and related transactions presented to the Company Board, and intends to abstain from voting on such matters in the future.

     As a result of the Chapter 11 Reorganization, JNL was granted the right to designate three members of the Company Board on an ongoing basis. These were Mr. Radecki and Messrs. Stark and Swanson, both of whom are employees of an affiliate of JNL. Directors of the Company, other than full time employees, currently receive $2,500 each month, regardless of whether meetings are held or the number of meetings held. Messrs. Stark and Swansen have declined to accept any fees. For the period January 1, 1996 to March 10, 1996, JNL directed that Messrs. Swansen's and Stark's monthly fees be paid by the Company to Jefferies. For the period March 11, 1996 to December 31, 1996, JNL directed that Messrs. Swansen's and Stark's monthly fees be paid by the Company to Miller Associates, of which Mr. Miller (a director of the Company) is President.

     On March 7, 1997, the Company entered into the Letter Agreement with Jefferies pursuant to which Jefferies has acted as the Company's exclusive financial advisor in connection with the Marion Acquisition. The Company agreed pursuant to the Letter Agreement to pay Jefferies a one-time retainer fee of $100,000, and a fee of $150,000 for each fairness opinion that Jefferies issues in connection with the Marion Acquisition. However, no fairness opinions were issued in connection with the Marion Acquisition. The Company will, in addition, pay Jefferies a success fee of $250,000 and all reasonable out-of-pocket expenses incurred by Jefferies in connection with the Letter Agreement. The Letter Agreement also contains standard indemnification provisions whereby the Company will indemnify and hold harmless Jefferies and certain related parties from liabilities arising out of the Letter Agreement.

     JNL has informed the Company that Jefferies has advised JNL in connection with discussions that JNL has had from time to time to dispose of all or a substantial portion of its equity interest in the Company. In the ordinary course of its business, Jefferies and its affiliates may actively trade the debt and equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Joseph J. Radecki, Jr., Executive Vice President of Jefferies, is a director of the Company and the holder of Options to acquire 6,000 Shares.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company other than the grant of the Purchase Option under the Stockholder Agreement.

     (b) To the best knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to accept the Offer and tender all Shares which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle or signed contracts, in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) DGCL 203. Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company Board has approved the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby, including the Offer and the Merger, for the purposes of Section 203 of the DGCL.

     (b) HSR Act. The Company expects to file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable upon receipt of the Parent's Notification and Report Form with respect to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the Parent's filing under the HSR Act. Accordingly, assuming the filing to be made by the Parent is not deficient, the waiting period with respect to the Offer is expected to expire on or before September 23, 1997, unless the Parent receives a request for additional information or documentary material, in which case the waiting period may be extended.

     (c) Wisconsin Corporate Take-Over Law. Although the Company is organized under the laws of the state of Delaware, the Wisconsin Corporate Take-Over Law, Ch. 552 of the Wisconsin Statutes (the "Corporate Take-Over Law") may be applicable to the Company if the Company satisfies all of the elements of the definition of a "target company" thereunder and if the Offer constitutes a "Take-Over Offer" within the meaning of the Corporate Take-Over Law. In the Purchaser's Schedule 14D-1, the Purchaser has stated that it reserves the right to challenge the applicability of any state law (including the Corporate Take-Over Law) purportedly applicable to the Offer.

     The provisions of the Corporate Take-Over Law which may be applicable to the Offer include the following: (i) a requirement that the Purchaser file solicitation materials with the Wisconsin Department of Financial Institutions -- Division of Securities (the "Division") at the same time they are first used in the Offer; (ii) a prohibition against the dissemination of false and misleading solicitation materials (with the Division having the authority to prohibit the use of any such materials); (iii) a general prohibition against fraudulent and deceptive practices in connection with the Offer; (iv) a prohibition against the sale of the Shares to the Purchaser by a controlling person of the Company for consideration higher than that paid to other offerees;
(v) a prohibition against the refusal by the Company to fail to cooperate with the Purchaser in certain respects; and (vi) a prohibition against the acquisition by a broker-dealer of any Shares on behalf of the Purchaser or the Company unless certain prior filings are made with the Division.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
Exhibit 1       Agreement and Plan of Merger, dated as of August 21, 1997, by and among American Industrial Partners Acquisition
                Company, LLC, Bucyrus International, Inc., and Bucyrus
                Acquisition Corp., including Annex I thereto
Exhibit 2       Guarantee, dated as of August 21, 1997, by American
                Industrial Partners Capital Fund II, L.P. in favor of
                Bucyrus International, Inc.
Exhibit 3       Stockholder Agreement, dated as of August 21, 1997 by and
                among American Industrial Partners Acquisition Company, LLC,
                Bucyrus Acquisition Corp. and Jackson National Life
                Insurance Company
Exhibit 4       Pages 4 through 17 of Bucyrus International, Inc.'s Proxy
                Statement dated March 26, 1997 relating to its Annual
                Meeting of Stockholders
Exhibit 5       Bridge Loan Documentation, as follows:
  Exhibit 5.1   Bridge Loan Commitment issued by PPM America Special
                Investments Fund, L.P. as of April 14, 1997
  Exhibit 5.2   Extension Agreement dated June 30, 1997 by and between PPM
                America Special Investments Fund L.P. and Bucyrus
                International, Inc.
  Exhibit 5.3   Amendment to Bridge Loan Commitment dated as of August 20,
                1997 by and between PPM America Special Investments Fund,
                L.P. and Bucyrus International, Inc.
  Exhibit 5.4   Bridge Loan Agreement dated as of August 26, 1997 by and
                between PPM America Special Investments Fund, L.P., Bank of
                Montreal, Bucyrus (Australia) Proprietary Ltd., Bucyrus
                Canada Limited and Bucyrus International, Inc.
Exhibit 6       Confidentiality Agreement, dated July 1, 1997 by and between
                American Industrial Partners Capital Fund II, L.P., and
                Bucyrus International, Inc.
Exhibit 7       Letter Agreement dated as of March 7, 1997 by and between
                Jefferies & Company, Inc. and Bucyrus International, Inc.
Exhibit 8       Letter Agreement dated as of July 30, 1997 by and between
                Jefferies & Company, Inc. and Bucyrus International, Inc.
Exhibit 9       Joint Prosecution Agreement dated as of August 21, 1997 by and between Jackson National Life Insurance Company and
                Bucyrus International, Inc.
Exhibit 10      Settlement Agreement dated as of August 21, 1997 by and
                between Jackson National Life Insurance Company and Bucyrus
                International, Inc.
Exhibit 11      Letter of Intent, dated as of July 30, 1997 by and between
                American Industrial Partners Capital Fund II, L.P. and
                Bucyrus International, Inc.
Exhibit 12      Press Release issued by Bucyrus International Inc. dated
                July 31, 1997
Exhibit 13      Joint Press Release issued by American Industrial Partners
                Acquisition Company, LLC, and Bucyrus International, Inc. on
                August 21, 1997
*Exhibit 14     Opinion of Jefferies & Company, Inc., dated August 19, 1997

---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1997

                                          By:     /s/ W. R. HILDEBRAND

                                            ------------------------------------
                                                      W. R. Hildebrand
                                               President and Chief Executive
                                                           Officer

                                                                  SCHEDULE 14F-1

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 26, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Bucyrus International, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On August 21, 1997, the Company, Bucyrus Acquisition Corp., a Delaware corporation (the "Purchaser"), and American Industrial Partners Acquisition Company, LLC, a Delaware limited liability company and sole owner of the Purchaser (the "Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent has caused the Purchaser to commence a tender offer (the "Offer") for any and all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), and (ii) upon consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent. The Parent and the Purchaser are affiliates of, and are directly or indirectly wholly-owned by, American Industrial Partners Capital Fund II, L.P. ("AIP Capital Fund"), American Industrial Partners II, L.P. ("AIP") and American Industrial Partners Corporation ("AIP Corp."). AIP Capital Fund, AIP and AIP Corp. are referred to as the "AIP Entities."

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, the Parent shall be entitled to designate directors (the "Parent Designees") on the Company Board as will give the Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as the Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

     The following information is given as of the date of the Schedule 14D-9, August 26, 1997, unless indicated otherwise. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 26, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 23, 1997, unless extended.

     The information contained in this Information Statement concerning the Parent, the Purchaser, the AIP Entities and the individuals listed in Schedule I to this Schedule 14F-1 has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 21, 1997, there were 10,534,574 Shares outstanding. The Company Board currently consists of seven members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of any Shares pursuant to the Offer, and from time to time as additional Shares are purchased, the Parent shall be entitled to designate such number of Parent Designees as will give the Parent representation on the Company Board, and on each committee of the Company Board, proportionate to the Parent's ownership interest in the Company. To this end, the Company has agreed to expand the size of the Company Board or to seek the resignation of one or more of the current directors, as requested by the Parent. However, in the event that the Parent's designees are elected to the Company Board, the Company Board must include at least one director who is a director as of the date of execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Parent (one or more of such directors being the "Independent Directors"). If no Independent Directors remain, the other directors will designate one person, to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint the Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of the Parent Designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's or the Parent's obligations thereunder or to take other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

     The Parent has informed the Company that it will choose the initial Parent Designees from among the persons listed in Annex A to this Schedule 14F-1, which information has been provided to the Company by the Parent and for which the Company takes no responsibility as to the accuracy or completeness. The Parent has informed the Company that each of such individuals has consented to act as a director, if so designated. The information with respect to such individuals on such Annex A is incorporated herein by reference. If necessary, the Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information provided by the Parent, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of the Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than September 24, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

BOARD OF DIRECTORS

     Directors of the Company are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The executive officers of the Company serve at the discretion of the Company Board. The Board held six meetings in 1996. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which the director served during 1996.

     The Board has a standing Audit Committee ("Audit Committee") and a standing Compensation and Management Development Committee (the "Compensation Committee"). In 1996, the Audit Committee consisted of Messrs. Poole, Radecki and Stark. The principal functions performed by the Audit Committee, which met once in 1996, are to meet with the Company's independent public accountants before the annual audit to review procedures and the scope of the audit; to review the results of the audit; to review the financial control mechanisms used by the Company and the adequacy of the Company's accounting and financial controls; and to annually recommend to the Board a firm of independent public accountants to serve as the Company's auditors. The Compensation Committee in 1996 consisted of Messrs. Bartlett and Swansen. The principal functions of the Compensation Committee, which met once in 1996, are to review and make recommendations to the Board concerning (i) the compensation and related benefits of elected officers; (ii) incentive and bonus plans that include elected officers; and (iii) long-range planning for executive development and succession. It also reviews Company policies regarding compensation for senior management and other employees, and establishes and periodically reviews Company policies on management perquisites. In addition, a committee consisting of Messrs. Bartlett and Stark administers the 1996 Employees' Stock Incentive Plan and Non-Employee Directors' Stock Option Plan.

     The Board has no standing nominating committee.

     The following table sets forth, for each of the seven directors of the Company, information as of the date of this Schedule regarding their names, ages, principal occupations, and other directorships in certain companies held by them, and their length of continuous service as a director of the Company. Except as otherwise noted, each director has engaged in the principal occupation or employment and has held the offices shown for more than the past five years. Unless otherwise indicated, each director listed below is a citizen of the United States and the address of such person is the Company's principal executive offices. There are no family relationships among directors and executive officers of the Company.

                                                                                               DIRECTOR
               NAME                       AGE, PRINCIPAL OCCUPATION, AND DIRECTORSHIPS          SINCE
               ----                       --------------------------------------------         --------

Craig Scott Bartlett, Jr..........  Mr. Bartlett, age 63, has been a consultant on banking       1994
                                    matters since 1990, and in conjunction with such
                                    activities was Senior Vice President and Chief Credit
                                    Officer of MTB Bank, a private banking firm, from 1992 to
                                    1994. From 1984 to 1990, he was Executive Vice President,
                                    Senior Lending Officer and Chairman, Credit Policy
                                    Committee, of National Westminster Bank USA. Mr. Bartlett
                                    is a director of MTB Bank, The Bibb Company, Harvard
                                    Industries, Inc., Janus Industries, Inc., and NVR, Inc.
Willard R. Hildebrand.............  Mr. Hildebrand, age 58, has been the President and Chief     1996
                                    Executive Officer of the Company since March 11, 1996.
                                    Mr. Hildebrand was President and Chief Executive Officer
                                    of Great Dane Trailers, Inc. (a privately held
                                    manufacturer of a variety of truck trailers) from 1991 to
                                    1996. Prior to 1991, Mr. Hildebrand held a variety of
                                    sales and marketing positions with Fiat-Allis North
                                    America, Inc. and was President and Chief Operating
                                    Officer from 1985 to 1991.
Frank W. Miller...................  Mr. Miller, age 52, was the Interim President and Chief      1996
                                    Executive Officer of the Company from August 1, 1995 to
                                    March 11, 1996. Mr. Miller is President of Miller
                                    Associates, Inc. ("Miller Associates"), a management
                                    consulting and private investment corporation established
                                    by Mr. Miller in January, 1995. From 1989 to 1994, Mr.
                                    Miller was Vice Chairman and Chief Executive Officer of
                                    Darling International, Inc. Mr. Miller is a director of
                                    Sound Advice and M. F. Horan Company.
Joseph J. Radecki, Jr.............  Since 1990, Mr. Radecki, age 39, has been an Executive       1994
                                    Vice President of Jefferies & Company, Inc., an
                                    investment banking and advisory firm. From 1983 to 1990,
                                    Mr. Radecki was a First Vice President in the
                                    International Capital Markets Group at Drexel Burnham
                                    Lambert, Inc. where he specialized in financial
                                    restructurings and recapitalizations. Mr. Radecki is a
                                    director of Warehouse Entertainment, Inc.


                                                                                                             DIRECTOR
              NAME                              AGE, PRINCIPAL OCCUPATION, AND DIRECTORSHIPS                   SINCE
---------------------------------  -----------------------------------------------------------------------  -----------
F. John Stark, III...............  Since 1990, Mr. Stark, age 38, has been a Senior Vice President,               1994
                                   General Counsel and portfolio manager of the Special Investments
                                   Portfolio for PPM America, Inc., an investment management company. Mr.
                                   Stark is also a Senior Managing Director of the PPM America Special
                                   Investments Fund, L.P. From 1989 to 1990, Mr. Stark was employed by
                                   Washington Square Capital. From 1986 to 1989 he was Chief Operating
                                   Officer and General Counsel of Rubber Research Elastomerics, Inc. in
                                   Minneapolis, Minnesota, and from 1984 to 1986 he was employed by the law firm of Briggs and Morgan in Minneapolis, Minnesota. Mr. Stark is a
                                   director of PPM America, Inc.
Russell W. Swansen...............  Mr. Swansen, age 40, has been President of PPM America, Inc. since             1994
                                   1990. From 1987 to 1990, Mr. Swansen was an Executive Vice President of
                                   Washington Square Capital, a financial services subsidiary of NWNL Co., where he headed its investment advisory division and was a director of
                                   Washington Square Mortgage Company, a residential mortgage banking firm. Mr. Swansen is a director of PPM America, Inc.
Armour F. Swanson................  Mr. Swanson, age 65, currently serves as Acting President and Chief            1997
                                   Executive Officer of Carolina Steel Corporation (on an interim basis)
                                   and was previously President and Chief Executive Officer of Zenith
                                   Sintered Products, Inc. (a privately held manufacturer of powder metal components) from 1985 to 1995. From 1983 to 1985, Mr. Swanson was
                                   President of Universal Instruments Division of Dover Corporation and
                                   from 1980 to 1983 he was President of Waukesha Bearings Division of
                                   Dover Corporation.

     Approximately 40% of the Shares are owned by Jackson National Life Insurance Company ("JNL"), an indirect, wholly-owned subsidiary of Prudential Corporation plc, a corporation organized under the laws of the United Kingdom ("Prudential"). Three of the seven current members of the Company Board (Messrs. Radecki, Stark and Swansen) were selected by JNL prior to December 14, 1994 to serve as directors of the Company in connection with the Company's 1994 reorganization under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") and two of these individuals (Messrs. Stark and Swansen) are employees of another subsidiary of Prudential. Mr. Radecki is an employee of Jefferies & Company, Inc. ("Jefferies"), financial adviser to the Company in connection with the Marion Acquisition (as hereinafter defined) and the Merger.

     The Merger Agreement contemplates that, following completion of the Offer, the Company will take steps, consistent with applicable law, either to increase the size of the Company Board, or encourage the resignation of existing directors, thereby creating vacancies on the Company Board consistent with the percentage of Shares then owned by the Parent (and increased thereafter if such percentage should increase, in all cases rounded up to the next whole number) and to cause nominees designated by the Parent to be considered to fill such vacancies. Accordingly, following completion of the Offer, a majority of the Company Board may be designees of the Parent.

EXECUTIVE OFFICERS

     Set forth below are the names, ages and present occupation of all executive officers of the Company. Executive officers named therein (the "named executive officers") are elected annually and serve at the pleasure of the Company Board. Mr. Hildebrand is employed under a three-year employment agreement, which automatically renews for additional one-year terms subject to the provisions of the agreement.

Messrs. Mackus, Onsager, Phillips, Smoke, and Sullivan are each employed under one-year employment agreements which automatically renew for additional one-year terms subject to the provisions thereof.

                                                                                            EMPLOYED BY
                                                                                            THE COMPANY
               NAME                             AGE, POSITION, AND BACKGROUND                  SINCE
               ----                             -----------------------------               -----------

Willard R. Hildebrand.............  Mr. Hildebrand, age 58, has served as President and        1996
                                    Chief Executive Officer since he joined the Company in
                                    March 1996. Biographical information for Mr.
                                    Hildebrand is set forth above under "Directors."
Craig R. Mackus...................  Mr. Mackus, age 45, has served as Secretary since May      1974
                                    1996 and as Controller since February 1988. Mr. Mackus
                                    was Division Controller and Assistant Corporate
                                    Controller from 1985 to 1988, Manager of Corporate
                                    Accounting from 1981 to 1982 and 1984 to 1985, and
                                    Assistant Corporate Controller of Western Gear
                                    Corporation from 1982 to 1984.
Michael G. Onsager................  Mr. Onsager, age 43, has served as Vice President --       1976
                                    Engineering since September 1996. He was Chief
                                    Engineer -- Advanced Technology Development from 1995
                                    to September 1996, Assistant Chief Engineer from 1990
                                    to 1993 and 1994 to 1995, and Parts Product Manager
                                    from 1993 to 1994.
Thomas B. Phillips................  Mr. Phillips, age 51, has served as Vice President --      1970
                                    Materials since March 1996. He was Director of
                                    Materials from 1986 to 1996, Manufacturing Manager
                                    from June 1986 to October 1986, and Materials Manager
                                    from 1983 to 1986.
Daniel J. Smoke...................  Mr. Smoke, age 48, has served as Vice President and        1996
                                    Chief Financial Officer since he joined the Company in
                                    November 1996. Mr. Smoke was Vice President Finance
                                    and Chief Financial Officer of Folger Adam Company
                                    from 1995 to 1996. From 1986 to 1994, Mr. Smoke held a
                                    variety of financial and operating positions with
                                    Eagle Industries, Inc.
Timothy W. Sullivan...............  Mr. Sullivan, age 44, has served as Vice President --      1976
                                    Marketing since April 1995. He was the Director of
                                    Business Development in 1994, Director of Parts Sales
                                    and Subsidiary Operations from 1990 to 1994, and
                                    Product Manager of Electric Mining Shovels and
                                    International Sales from 1986 to 1990.


COMPENSATION OF DIRECTORS

     Directors of the Company, other than full time employees, currently receive $2,500 each month, regardless of whether meetings are held or the number of meetings held. Messrs. Stark and Swansen have declined to accept any fees. For the period January 1, 1996 to March 10, 1996, JNL directed that Messrs. Swansen's and Stark's $2,000 monthly fees be paid by the Company to Jefferies, of which Mr. Radecki is Executive Vice President. For the period March 11, 1996 to December 31, 1996, JNL directed that Messrs. Swansen's and Stark's $2,500 monthly fees be paid by the Company to Miller Associates, of which Mr. Miller is President. No fees are paid for attendance at committee meetings, except for Mr. Bartlett, who was paid $13,000 during 1996, at the rate of $1,000 per day for the period January 1, 1996 to March 31, 1996, and $1,500 per day for the period April 1, 1996 to December 31, 1996, for services performed as a member of certain committees of the Board. Directors are also reimbursed for out-of-pocket expenses.

     In accordance with the terms of a non-employee directors' stock option plan (the "Stock Option Plan"), each person who was a director on the effective date of the Stock Option Plan automatically received an option (a "Stock Option" or "Option") to acquire 2,000 Shares. The Stock Option Plan further provides that each person who was not a director on the effective date of the Stock Option Plan automatically receives an Option for 2,000 Shares when first elected as a non-employee director of the Company. In addition to the compensation described above, each director who was not a full time employee of the Company automatically received an Option for 2,000 Shares at an exercise price of $6.00 per Share on February 16, 1995, an Option for 2,000 Shares on February 8, 1996 at an exercise price of $9.25 per Share and an Option for 2,000 Shares on February 5, 1997 at an exercise price of $7.50 per Share, Pursuant thereto, Mr. Miller was granted an Option for 2,000 Shares on March 11, 1996 at an exercise price of $9.00 per Share, and Mr. Swanson was granted an Option for 2,000 shares on April 30, 1997 at an exercise price of $9.375 per Share. Subsequent to the initial grant, each non-employee director (who continues to serve in such capacity) automatically receives an Option to purchase an additional 2,000 Shares on the date of the first Board meeting of each calendar year for as long as the plan remains in effect. Notwithstanding the above, Messrs. Stark and Swansen have declined to accept any Options under the Stock Option Plan. The exercise price for all Options granted under the Stock Option Plan is equal to the last sale price of the Shares on The Nasdaq Stock Market on the date of grant. Options granted to non-employee directors under the Stock Option Plan terminate on the earlier of (a) ten years after the date of grant, (b) six months after the non-employee director ceases to be a director by reason of death, or (c) a time equal to the non-employee director's length of service on the Board if the non-employee director ceases to be a director for any reason other than death.

     The Merger Agreement provides that all issued and outstanding Stock Options and stock appreciation rights ("SARs") will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price multiplied by the number of Options or SARs held.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth the beneficial ownership as of June 30, 1997, of the outstanding Common Stock by each director, each of the executive officers named in the Summary Compensation Table, and by all directors and executive officers of the Company as a group, and by each person who is known to the Company to be the beneficial owner of five percent or more of the outstanding Common Stock.

     Following consummation of the Merger, the Company will have a single stockholder, the Parent, whose business address is One Maritime Plaza, Suite 2525, San Francisco, CA 94111.

                                                               AMOUNT AND NATURE OF      PERCENT OF
                      BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)     CLASS(2)
                      ----------------                        -----------------------    ----------
Craig Scott Bartlett, Jr.(3)................................            6,000                     *
Willard R. Hildebrand(4)....................................          500,000                   4.7%
Craig R. Mackus(5)..........................................              972                     *
Frank W. Miller(3)..........................................            4,500                     *
Michael G. Onsager(5).......................................                0                    --
Thomas B. Phillips(5).......................................                0                    --
Joseph J. Radecki, Jr.(3)...................................            6,000                     *
Daniel J. Smoke(6)..........................................           30,000                     *
F. John Stark, III(7).......................................                0                    --
Timothy W. Sullivan(5)......................................              324                     *
Russell W. Swansen(8).......................................                0                    --
Armour F. Swanson(3)........................................            2,100                     *
All directors and executive officers as a group (12
  persons)..................................................          549,896                   5.1%
Jackson National Life Insurance Company(9)..................        4,228,382                  40.1%
SSP, Inc. and Greycliff Partners(10)........................        1,160,979                  11.0%
Franklin Resources, Inc.(11)................................          774,899                   7.4%

---------------

(1) Unless otherwise noted, amounts indicated reflect Shares as to which the beneficial owner possesses sole voting and dispositive powers. Also included are Shares subject to Stock Options if such Options are exercisable within 60 days of the date of this Schedule.

(2) Percentage of total number of Shares outstanding, plus, for each individual owning Options and for the group, the assumed exercise of that number of Options which are included in the total number of Shares beneficially owned by them. Asterisk denotes less than 1%.

(3) Includes Options granted under the Non-Employee Directors' Stock Option Plan as follows: for Messrs. Bartlett and Radecki -- 6,000 Options each; for Mr. Miller -- 4,000 Options; for Mr. Swanson -- 2,000 Options.

(4) Includes 200,000 Shares subject to the exercise of Options under the Stock Incentive Plan, as well as 266,667 Restricted Shares issued under the Stock Incentive Plan over which Mr. Hildebrand holds sole voting power.

(5) For each of Messrs. Mackus, Onsager, Phillips and Sullivan, does not include 30,000 Options granted under the Stock Incentive Plan on February 5, 1997 at an exercise price of $7.50 per Share. These Options are not currently exercisable, but will be purchased upon consummation of the Merger for cash at the difference between the Offer Price of $18.00 per Share and the exercise price, multiplied by the number of Options held.

(6) Includes 30,000 Options granted under the Stock Incentive Plan on November 7, 1996 at an exercise price of $8.75 per Share. These Options are not currently exercisable, but will become fully exercisable upon a change-in-control transaction (including the Merger). These options will be purchased upon consummation of the Merger for cash at the difference between the Offer Price of $18.00 per Share and the exercise price, multiplied by the number of Options held.

(7) Mr. Stark is a director and an officer of PPM America, Inc., which is deemed to be the beneficial owner of 4,228,382 Shares. Mr. Stark disclaims beneficial ownership of all such Shares.

(8) Mr. Swansen is a director and an officer of PPM America, Inc., which is deemed to be the beneficial owner of 4,228,382 Shares. Mr. Swansen disclaims beneficial ownership of all such Shares.

(9) JNL's address is 5901 Executive Drive, Lansing, MI 48911-5333. According to a Schedule 13D ("13D") statement dated December 23, 1994, as amended by Amendments No. 1 and No. 2 and No. 3 thereto, dated April 4, 1995, March 11, 1996 and August 5, 1997, respectively, (i) JNL shares voting power and dispositive power with PPM America, Inc. over all such Shares; (ii) PPM America, Inc. serves as the investment advisor to JNL pursuant to a Discretionary Investment Management Agreement between JNL and PPM America, Inc. dated as of April 14, 1993; and (iii) JNL and PPM America, Inc. are both indirect, wholly-owned subsidiaries of Prudential Corporation plc, a corporation organized under the laws of the United Kingdom. JNL has granted the Purchase Option to the Parent as provided in the Merger Agreement and Stockholder Agreement.

(10) SSP, Inc.'s address is 3801 Kennett Pike, Wilmington, DE 19807 and Greycliff Partners' address is 89 Headquarters Plaza, Morristown, NJ 07960. According to a 13D dated June 16, 1995, Greycliff Partners shares voting and dispositive power over 1,160,979 Shares with Mikael Salovaara and Alfred C. Eckert, III, its general partners. The 13D also states that Greycliff Partners is the investment advisor for and shares voting and dispositive power with the South Street Corporate Recovery Fund I, L.P., the South Street Leveraged Corporate Recovery Fund, L.P. and the South Street Corporate Recovery Fund I (International), L.P. (collectively the "South Street Funds"), except that such powers held by Greycliff Partners are subject to the supervision and control of the South Street Funds' respective general partners. Such funds share voting and dispositive power over 914,908 Shares, 223,297 Shares and 22,774 Shares, respectively. The 13D also states that SSP, Inc., the ultimate general partner for both the South Street Corporate Recovery Fund I, L.P. and the South Street Leveraged Corporate Recovery Fund, L.P., shares voting and dispositive power over 1,138,205 Shares, and that SSP International, Inc., the ultimate general partner for the South Street Corporate Recovery Fund I

     (International), L.P., shares voting and dispositive power over 22,774 Shares. Notwithstanding the above reference to Greycliff Partners, it is the Company's understanding that since the filing of the 13D, SSP, Inc. has assumed direct responsibility for exercising the voting and dispositive power over the South Street Corporate Recovery Fund I, L.P. and the South Street Leveraged Corporate Recovery Fund, L.P. All such Shares over which Greycliff Partners and the other parties described herein share beneficial ownership were acquired upon the conversion of certain debt securities of the Company during the pendency of the Chapter 11 Reorganization. JNL has objected to the proofs of claim filed with the Bankruptcy Court by the indenture trustees for the debt securities to the extent that such proofs of claim related to debt securities beneficially owned by the South Street Funds. As a result of such objection, the Company believes that the Shares beneficially owned by the South Street Funds are being held in escrow pursuant to an agreement between JNL and the South Street Funds pending further order of the Bankruptcy Court with respect to JNL's objection.

(11) Franklin Resources, Inc.'s address is 777 Mariners Island Blvd., San Mateo, CA 94404. Includes 741,331 Shares beneficially owned by Age High Income Fund. Age High Income Fund, a Colorado organization, is a subsidiary of Franklin Resources, Inc., a Delaware corporation. According to the Schedule 13G statement dated February 12, 1996 filed with the Commission by Franklin Resources, Inc. and Age High Income Fund (i) Franklin Resources, Inc. has shared dispositive power over and sole voting power over 774,899 Shares; and (ii) Age High Income Fund has sole voting power over, shared dispositive power over, the right to receive dividends from and the right to receive proceeds from the sale of 741,331 Shares.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information for each of the last three fiscal years concerning compensation awarded to, earned by or paid to each person who served as the Company's Chief Executive Officer during fiscal 1996 and each of the four most highly compensated executive officers other than the Chief Executive Officer who were in office on December 31, 1996. The persons named in the table are sometimes referred to herein as the "named executive officers."

                                                                 LONG-TERM COMPENSATION
                                                                         AWARDS
                                                                 -----------------------
                                                                 RESTRICTED
                                       ANNUAL COMPENSATION(1)      STOCK      SECURITIES    ALL OTHER
      NAME AND PRINCIPAL               -----------------------     AWARDS     UNDERLYING   COMPENSATION
           POSITION             YEAR     SALARY       BONUS         (2)       OPTIONS(#)       (3)
      ------------------        ----     ------       -----      ----------   ----------   ------------
WILLARD R. HILDEBRAND.........  1996     $323,816     $200,000   $2,700,000    200,000       $265,931
President and Chief
Executive Officer

FRANK W. MILLER...............  1996      (4)               --           --         --             --
Interim President and           1995      (4)               --           --         --             --
Chief Executive Officer(4)

CRAIG R. MACKUS...............  1996     $123,000     $ 26,975           --         --       $  4,090
Secretary and Controller        1995      114,900       10,000           --         --          3,732
                                1994      105,030           --           --         --          3,447

MICHAEL G. ONSAGER............  1996     $101,672     $ 22,666           --         --       $  3,336
Vice President Engineering      1995       80,361           --           --         --          2,617
                                1994       70,255           --           --         --          2,291

THOMAS B. PHILLIPS............  1996     $119,168     $ 26,976           --         --       $  4,299
Vice President Materials        1995      104,202       10,000           --         --          3,833
                                1994       97,096           --           --         --          3,397

TIMOTHY W. SULLIVAN...........  1996     $128,004     $ 34,644           --         --       $  4,260
Vice President Marketing        1995      114,932       10,000           --         --          4,124
                                1994      102,507           --           --         --          3,362

---------------

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Represents the market value on the date of grant of restricted Shares ("Restricted Shares") granted under the 1996 Employees' Stock Incentive Plan (the "Stock Incentive Plan"). At the end of the last fiscal year, the number and value (based on the fiscal year-end closing price of $8.75 per Share) of the aggregate holdings of Restricted Shares of the named individual were 300,000 and $2,625,000, respectively. Of the 300,000 Restricted Shares, 33,333 vested on March 11, 1997, 33,333 will vest on March 11, 1998, and 33,334 will vest on March 11, 1999. The remaining 200,000 Restricted Shares vest under a Time Accelerated Restricted Stock Agreement, which provides for vesting in eight years (assuming continued employment, with certain exceptions) and provides for earlier release in the third, fourth, and fifth years if certain earnings targets are reached by the Company. Dividends are payable on the Restricted Shares at the same rate as on Shares that are not Restricted Shares. The Merger Agreement provides that all issued and outstanding Stock Options and SARs will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price. The

    Restricted Shares are considered issued and outstanding and, pursuant to the Merger Agreement, will be purchased in the Offer at the Offer Price whether or not vested.

(3) "All Other Compensation" includes the employer match under the Company's 401(k) savings plan for 1996, 1995, and 1994, respectively: Mr. Hildebrand ($4,750), Mr. Mackus ($3,690, $3,403, $3,151), Mr. Onsager ($3,050, $2,411,
    $2,108), Mr. Phillips ($3,262, $2,961, $2,913), and Mr. Sullivan ($3,840,
    $3,798, $3,075); life insurance premium payments for 1996, 1995 and 1994, respectively: Mr. Hildebrand ($2,775), Mr. Mackus ($400, $329, $296), Mr. Onsager ($286, $206, $183), Mr. Phillips ($1,037, $872, $484), and Mr.
    Sullivan ($420, $326, $287); and payments made in 1996 in connection with employment agreements to Mr. Hildebrand ($258,406 including a relocation allowance of $187,021 and a pension benefit of $71,385).

(4) Mr. Miller became Interim President and Chief Executive Officer pursuant to a Management Agreement (the "Management Agreement"), dated July 21, 1995, as amended, between the Company and Miller Associates. Amounts paid by the Company under the Management Agreement were paid to Miller Associates and Mr. Miller was separately compensated by Miller Associates. Pursuant to the Management Agreement, Mr. Miller served as Interim President and Chief Executive Officer until March 11, 1996 when Mr. Hildebrand was appointed as President and Chief Executive Officer by the Board.

OPTION GRANTS TABLE

     The following table shows all individual grants of Stock Options and SARs under the Stock Incentive Plan to the named executive officers during 1996:

                                    NUMBER OF      % OF TOTAL
                                   SECURITIES     OPTIONS/SARS
                                   UNDERLYING      GRANTED TO      EXERCISE OR                   GRANT DATE
                                  OPTIONS/SARS    EMPLOYEES IN   BASE PRICE PER    EXPIRATION     PRESENT
              NAME                 GRANTED (#)        1996       SHARE ($/SH)(1)      DATE      VALUE ($)(2)
              ----                -------------   ------------   ---------------   ----------   ------------
W. R. Hildebrand................      200,000(3)       71%        $      5.0875    3/10/2006     $1,310,000

---------------

(1) The market price of the Shares on the date of grant, March 11, 1996, was $9.00 per Share.

(2) Present value is determined as of the grant date, March 11, 1996, using the Black-Scholes Model. This is a theoretical value for the Stock Options which was constructed with the following underlying assumptions: a five year expected period to time of exercise; a risk free rate of return of 6.34%; an expected dividend yield of 0%; and a calculated volatility of 66.82%. The amount realized from a Stock Option ultimately depends on the market value of the stock at a future date. Pursuant to the Merger Agreement, all Options will be canceled in exchange for a cash payment equal to the difference between the Offer Price and the exercise price of such Options. In respect of the Options held by Mr. Hildebrand, the amount to be received will be $2,582,500 at the Offer Price of $18.00 per Share.

(3) Non-qualified Stock Options.

     Executive officers of the Company are eligible to receive Stock Options, SARs, Restricted Shares, and other awards under the Stock Incentive Plan. An award of 30,000 Stock Options and 50,000 SARs was made to Mr. Daniel Smoke, the Company's chief financial officer, upon his hiring in November, 1996, and on February 5, 1997 the Board approved the award of Stock Options to various employees, including the named executive officers (but not including Mr. Hildebrand and Mr. Smoke). Pursuant to the Merger Agreement, all Options and SARs will be canceled in exchange for a cash payment equal to the difference between the Offer Price and the exercise price of such Options or per Share base price of the SARs.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table provides certain information about Stock Option exercises and year-end values of Stock Options held by Mr. Hildebrand, who is the only named executive officer who held Stock Options during the fiscal year ended December 31, 1996.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                   SHARES                   OPTIONS/SARS AT FISCAL            OPTIONS/SARS AT
                                  ACQUIRED      VALUE            YEAR END (#)             FISCAL YEAR END(1) ($)
                                 ON EXERCISE   REALIZED   ---------------------------   ---------------------------
             NAME                    (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                -----------   --------   -----------   -------------   -----------   -------------
Willard R. Hildebrand..........       0          N/A        200,000           0          $732,500          N/A

---------------

(1) Based on the $8.75 per Share market value of the Common Stock on December 31, 1996, determined with reference to the last sale price of the Common Stock on that date as reported on The Nasdaq Stock Market. Options are "in-the-money" if the fair market value of the stock on the date indicated exceeds the exercise price.

PENSION PLAN TABLE

     The following table sets forth the estimated annual benefits payable on a straight life annuity basis (prior to offset of one-half of estimated Social Security benefits) to participating employees, including officers, upon retirement at normal retirement age for the years of service and the average annual earnings indicated under the Company's defined benefit pension plan.

                                                              YEARS OF SERVICE
                                            ----------------------------------------------------
              RENUMERATION                     35         30         25         20         15
              ------------                  --------   --------   --------   --------   --------
$125,000.................................   $ 76,563   $ 65,625   $ 54,688   $ 43,750   $ 32,813
 150,000.................................     91,875     78,750     65,625     52,500     39,375
 175,000.................................    107,188     91,875     76,563     61,250     45,938
 200,000.................................    122,500    105,000     87,500     70,000     52,500
 225,000.................................    137,813    118,125     98,438     78,750     59,063
 250,000.................................    153,125    131,250    109,375     87,500     65,625
 300,000.................................    183,750    157,500    131,250    105,000     78,750
 400,000.................................    245,000    210,000    175,000    140,000    105,000
 450,000.................................    275,625    236,250    196,875    157,500    118,125
 500,000.................................    306,250    262,500    218,750    175,000    131,250

     Covered compensation for purposes of the Company's defined benefit pension plan consists of the average of a participant's highest total salary and bonus (excluding compensation deferred pursuant to any non-qualified plan) for a consecutive five year period during the last ten calendar years of service prior to retirement.

     The years of credited service under the defined benefit pension plan for each of the named executive officers are as follows: Mr. Hildebrand (0), Mr. Mackus (17), Mr. Onsager (17), Mr. Phillips (20) and Mr. Sullivan (18).

     Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended, limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, the Company has supplemental plans which authorize the payment out of general funds of the Company of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company Board, subject to the approval of the Company Board, is responsible for the compensation packages offered to the Company's executive officers, including the Chief Executive Officer (the "CEO") and the named executive officers. Prior to March 11, 1996, the Compensation Committee consisted of Messrs. Bartlett and Stark; since March 11, 1996, the Compensation Committee consists of Messrs. Bartlett and Swansen.

EXECUTIVE COMPENSATION

     The Compensation Committee, in consultation with the CEO, establishes base salaries for the executive officers of the Company which the Company believes are commensurate with their respective responsibilities, position, and experience. Consideration is also given to the compensation levels of similarly situated personnel of other companies in the industry where such information is available. When making adjustments in base salaries, the Compensation Committee generally considers the foregoing factors as well as corporate financial performance and return to stockholders. In individual cases where appropriate, the Compensation Committee also considers nonfinancial performance measures, such as increases in market share, manufacturing efficiency gains, improvements in product quality, and improvements in relations with customers, suppliers, and employees. Executive officer base salaries are reviewed annually. The Compensation Committee generally begins its review by analyzing the current base salaries of the executive officers. Based on such review, the corporate performance of the Company, the individual contributions of the executive officers, and the factors discussed above, the Compensation Committee then recommends approval of its determinations to the Company Board.

     Executive officers and other Company employees participated in the 1996 Management Incentive Plan. Under the 1996 Management Incentive Plan, the Compensation Committee established a management incentive budget based on budgeted earnings before interest expense, taxes, depreciation and amortization ("EBITDA") and, in consultation with the CEO, established target incentive bonus percentages of between 10% and 30% of base salary for executive officers (other than the CEO, whose target incentive bonus percentage is established pursuant to his employment agreement -- see "Chief Executive Officer Compensation," below) and certain employees. These targeted percentages were adjustable pursuant to a formula based on a range of values whereby the target incentive bonus percentage would be zero (and no bonuses would be paid) if actual EBITDA was less than 90% of budgeted EBITDA, and a maximum bonus of two times the target incentive bonus percentage would be paid if actual EBITDA was 150% or more of budgeted EBITDA. In 1996, the Company's actual EBITDA exceeded budgeted EBITDA, and the target incentive bonus percentages were increased by approximately 9%. After target bonus amounts were established, actual bonuses were further adjusted, again in consultation with the CEO, based on the achievement of preestablished individual performance objectives. Various employees, including the named executive officers, received bonuses under the 1996 Management Incentive Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The base salary and certain awards under the Stock Incentive Plan for Mr. Hildebrand, the Company's CEO, were established by negotiation between the Company and Mr. Hildebrand at the time he was hired in 1996 and are set forth in an employment agreement between the Company and Mr. Hildebrand. The factors recited in the first paragraph above under "Executive Compensation," were considered by the Compensation Committee and the Company Board in these negotiations.

     Mr. Hildebrand also participated in the 1996 Management Incentive Plan on the same basis as the other employees who participated. Mr. Hildebrand's target incentive bonus percentage of 50% of base salary was established pursuant to his employment agreement. No individual performance adjustment was made for Mr. Hildebrand.

INTERNAL REVENUE CODE SECTION 162(M)

     Under Section 162(m) of the Internal Revenue Code, the tax deduction by certain corporate taxpayers, such as the Company, is limited with respect to compensation paid to certain executive officers unless such compensation is based on performance objectives meeting specific regulatory criteria or is otherwise excluded from the limitation. The compensation package of Mr. Hildebrand, the Company's CEO, does not so qualify, nor does the 1996 Management Incentive Plan meet the regulatory criteria for exclusion from the limitation. Where practical, the Compensation Committee intends to qualify compensation paid to the Company's executive officers in order to preserve the full deductibility thereof under Section 162(m), although the Compensation Committee reserves the right in individual cases to cause the Company to enter into compensation arrangements which may result in some compensation being nondeductible under Code Section 162(m).
                                          BUCYRUS INTERNATIONAL, INC.
                                          COMPENSATION COMMITTEE

                                          C. Scott Bartlett, Jr.
                                          F. John Stark, III (prior to March 11,
                                          1996)
                                          Russell W. Swansen (from March 11,
                                          1996)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     From July 25, 1995 to March 11, 1996, the Compensation Committee consisted of Messrs. Bartlett and Stark. The Compensation Committee now consists of Messrs. Bartlett and Swansen. Mr. Swansen is an Executive Officer of PPM America, Inc., an affiliate of JNL, owner of approximately 40% of the outstanding Shares. JNL is also a holder of approximately $63,963,000 face amount of Secured Notes.

                            PERFORMANCE INFORMATION

     The following graph compares the Company's cumulative total stockholder return with the cumulative total return of the Standard & Poor's 500 Stock Index and the Machinery (Diversified) Subgroup of the Standard & Poor's 500 Stock Index. The graph assumes $100 was invested on December 31, 1994 and assumes the reinvestment of dividends. The companies currently in the Machinery (Diversified) Subgroup are Case Corp., Caterpillar, Inc., Cincinnati Milacron, Cooper Industries, Deere & Co., Dover Corporation, Harnischfeger Industries, Ingersoll-Rand, NACCO Industries and Timken Co. Data for only 1995 and 1996 is presented since the Common Stock did not begin to publicly trade until December 22, 1994.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
      AMONG BUCYRUS INTERNATIONAL, INC., STANDARD & POOR'S 500 STOCK INDEX
                   AND MACHINERY (DIVERSIFIED) SUBGROUP INDEX

                                      LOGO

                                                                    DECEMBER 31,
                                                                --------------------
                                                                1994    1995    1996
                                                                ----    ----    ----
S&P 500 Stock Index.........................................    $100    $137    $169
Machinery (Diversified) Subgroup Index......................     100     124     154
Bucyrus International, Inc..................................     100     116     125

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT

     The Company entered into the Management Agreement with Miller Associates, pursuant to which the Company engaged Miller Associates to provide certain management services, including those of Mr. Miller as Interim President and Chief Executive Officer and James D. Annand as Interim Chief Financial Officer. Mr. Miller is the President of Miller Associates.

     The Management Agreement provided that Messrs. Miller and Annand and certain other employees of Miller Associates (the "Project Team") would provide management services and expertise to the Company and manage the operations of the Company commencing on August 2, 1995 until terminated by the Company as described below. Pursuant to the Management Agreement, the Company agreed to pay Miller Associates a monthly fee of $65,000 for each of August and September 1995 and $55,000 for each month thereafter until the Company hired a new chief executive officer and such person commenced employment with the Company. The Company also agreed to reimburse Miller Associates for all reasonable out-of-pocket expenses incurred by Miller Associates in connection with the Project Team's performance under the Management Agreement. The Management Agreement further provided that neither Mr. Miller or Mr. Annand, nor any other employee of Miller Associates, would be considered an employee of the Company and that Miller Associates would be responsible for payment of compensation, disability benefits and unemployment insurance, and for the payment and withholding of payroll taxes. The Management Agreement was terminated with the hiring of Mr. Hildebrand as President and Chief Executive Officer on March 11, 1996. As provided by the Management Agreement, following the termination thereof, Mr. Annand remained as Interim Chief Financial Officer through August 1996. The total cost to the Company in 1996 for these services was approximately $268,000.

EMPLOYMENT AGREEMENTS; CHANGE OF CONTROL

     The Company has entered into employment agreements with all of the named executive officers. These agreements govern the compensation, benefits and treatment upon termination under various circumstances, including voluntary termination by either party, or termination by reason of retirement, death or disability, or in the event of a change of control, as those terms are defined in the agreements. Each employment agreement automatically renews for a one year term upon the expiration of its initial term and any subsequent terms, unless two months' written notice is given by either party of intent to terminate at the end of that term. Each employment agreement may be terminated by either the Company or the executive at any time by giving notice as required under the agreement; provided, however, that if the named executive officer is terminated by the Company without cause at any time, or if the executive terminates his employment with good reason in connection with a change in control, as those terms are defined in the agreement, then the executive will be entitled to certain severance benefits as described in that executive's individual agreement. Finally, each agreement imposes confidentiality restrictions on the executive and places restrictions on the executive's involvement in activities that may compete with the Company both during employment and following termination. Violation of such confidentiality and non-competition provisions, or other termination for cause, as defined in the agreements, may result in forfeiture of severance and other benefits that may otherwise accrue. Individual compensation, benefits and other salient features of each agreement are described below. The consummation of the Merger and the transactions contemplated under the Merger Agreement constitute a change in control for purposes of these agreements.

     Mr. Hildebrand serves as President and Chief Executive Officer under a three-year employment agreement with the Company, dated March 11, 1996. Mr. Hildebrand's base salary is $400,000 per year, subject to increase at the discretion of the Board, and he is eligible to participate in the Company's Management Incentive Plan ("Bonus Plan"), which, in Mr. Hildebrand's case, provides for an annual cash incentive bonus equal to 50% of base salary in the event of achievement of targeted performance and a maximum of 100% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Hildebrand was granted 300,000 Restricted Shares and Options for 200,000 Shares exerciseable at 55% of the market price of the Shares on the date of the grant. Mr. Hildebrand is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Hildebrand's employment agreement provided for one-time payments to compensate him for lost retirement benefits and to reimburse him for costs associated with the relocation of his residence.

     Mr. Smoke serves as Chief Financial Officer under a one-year employment agreement with the Company, dated November 7, 1996. Mr. Smoke's base salary is $175,000 per year, subject to increase at the discretion of the Board, and he is eligible to participate in the Bonus Plan, which, in Mr. Smoke's case, provides for an annual cash incentive bonus equal to 35% of base salary in the event of achievement of targeted performance and a maximum of 70% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Smoke was granted Options for 30,000 Shares, as well as SARs to 50,000 Shares. Mr. Smoke is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Smoke's employment agreement provides for one-time payments to reimburse him for costs associated with the relocation of his residence.

     Messrs. Sullivan, Mackus, Phillips and Onsager each serve under similar one-year employment agreements with the Company dated May 21, 1997. Each of these agreements provides for the executive's position and base salary, which is subject to merit increases in accordance with the Company's normal salary merit increase review policy. In addition, the executive is entitled to participate in such employee and fringe benefits plans as the Company provides to other similarly situated management employees.

     The Merger Agreement provides that all issued and outstanding Stock Options and SARs will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price.

     Consummation of the Offer and the Merger will constitute a change in control under employment agreements with executive officers of the Company. Under certain circumstances constituting an actual or constructive termination of employment within 6 months before, or 24 months after, a change of control, the Company is obligated to pay Mr. Hildebrand's base salary for the greater of
(i) the remainder of the employment term, or (ii) one (1) year. In addition, Mr. Hildebrand is to receive the average of the bonus compensation paid to him in the past two (2) years, or if bonus compensation has been paid for one (1) year or less preceding the termination of employment, a fractional share of such bonus. Under certain circumstances constituting an actual or constructive termination of employment within 6 months after a change of control, the Company is obligated to pay Mr. Smoke's base salary and insurance benefits for a period of 18 months following the termination of employment. The agreements with each of Messrs. Hildebrand and Smoke provide that if any compensation which would be payable under the agreement contingent on a change in control would result in the imposition of an excise tax on them pursuant to the Internal Revenue Code or in the non-deductibility of such compensation by the Company for Federal income tax purposes, then arrangements shall be made to pay them one dollar less than the maximum which each of them would receive without becoming subject to the excise tax or which the Company may pay without losing its deduction; provided, however, such reduction will be made only if it results in them receiving a greater net benefit than they would have received had a reduction not occurred and an excise tax been paid.

FINANCIAL ADVISORY AGREEMENTS

     The Company entered into a letter agreement (the "Letter Agreement") dated March 7, 1997, with Jefferies pursuant to which Jefferies has acted as the Company's exclusive financial advisor in connection with the acquisition of certain assets and liabilities of The Marion Power Shovel Company, a subsidiary of Global Industrial Technologies, Inc. ("Global"), and of certain subsidiaries and divisions of Global that represent Global's surface mining equipment business in Australia, Canada, and South Africa (the "Marion Acquisition"). The Company agreed pursuant to the Letter Agreement to pay Jefferies a one-time retainer fee of $100,000, and a fee of $150,000 for each fairness opinion that Jefferies issues in connection with the Marion Acquisition. However, no fairness opinions were issued in connection with the Marion Acquisition. The

Company will, in addition, pay Jefferies a success fee of $250,000 and all reasonable out-of-pocket expenses incurred by Jefferies in connection with the Letter Agreement. The Letter Agreement also contains standard indemnification provisions whereby the Company will indemnify and hold harmless Jefferies and certain related parties from liabilities arising out of the Letter Agreement. Consummation of the Marion Acquisition was expected to occur on or before August 26, 1997. Consummation of the Offer and the Merger are subject to successful closing of the Marion Acquisition.

     The Company has retained Jefferies to act as its exclusive financial advisor with respect to the Merger pursuant to a letter agreement, dated July 30, 1997 (the "Jefferies Engagement Letter"), between Jefferies and the Company. The Jefferies Engagement Letter provides for the payment to Jefferies by the Company of a retainer advisory fee of $250,000 with respect to the Merger, payable upon execution, and a "success fee" of $1,250,000 payable upon successful consummation of the Merger and related transactions. The Company has also agreed to reimburse Jefferies for Jefferies' out-of-pocket expenses, including fees and expenses of Jefferies' legal counsel. In the event the Company terminates Jefferies' services and completes a transaction similar to the Merger within one year of such termination, the Company agrees to pay to Jefferies the "success fee" referred to above upon consummation of the other transaction. Under the Jefferies Engagement Letter, Jefferies has also been retained to render its opinion as to the fairness of the Merger to the Company's stockholders (the "Fairness Opinion"). Jefferies will receive $250,000 for issuing the Fairness Opinion. In addition, the Company agreed to indemnify Jefferies against certain liabilities, including liabilities arising under federal securities laws. The Jefferies Engagement Letter is a separate and distinct from the Letter Agreement.

     Jefferies has provided financial advisory services to the Company and to entities related to the Company and may in the future provide financial advisory services to the Company or such other entities, for which it has received or expects to receive customary fees. JNL has informed the Company that Jefferies has advised JNL in connection with discussions that JNL has had from time to time to dispose of all or a substantial portion of its equity interest in the Company.

SENIOR NOTES OFFERING

     In connection with the Marion Acquisition and the Merger, the Company is preparing to issue $150 million Senior Notes due 2007 (the "Senior Notes") in a private placement transaction (the "Senior Notes Offering") pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company presently expects the Senior Notes Offering to commence on August 29, 1997.

     THE SENIOR NOTES DESCRIBED IN THIS SCHEDULE WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS SCHEDULE 14F-1, AND ANY REFERENCE TO THE SENIOR NOTES HEREIN, SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SENIOR NOTES IN ANY STATE OR JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     Promptly following consummation of the Marion Acquisition, the Company expects to file with the Commission a Current Report on Form 8-K (the "Marion Acquisition Form 8-K") that will provide certain information concerning the Company and its business that has not otherwise been made public and that will be provided to potential purchasers of the Senior Notes in connection with their consideration of an investment in the Senior Notes. Such information may also be material to a decision by a stockholder of the Company to tender, withdraw, sell on the open market or hold Shares held by such stockholder.

     The net proceeds to the Company from the Senior Notes Offering are estimated to be approximately $145.5 million. Together with borrowings under the Company's Revolving Credit Facility with its bank and available cash, the proceeds of the Senior Notes Offering are expected to be used (i) to refinance the Bridge Loan (as hereinafter defined); (ii) to pay fees and expenses incurred in connection with the Senior Notes Offering; (iii) to refinance the Secured Notes plus accrued interest from June 30, 1997, to the date of redemption; and
(iv) to fund, in part, the purchase of Shares in the Offer in the event that at least 90% of the outstanding Shares are tendered in the Offer and not withdrawn and the Merger becomes effective without a meeting of stockholders of the Company in accordance with the DGCL. In the event that fewer than 90% percent of the outstanding Shares are tendered in the Offer and not withdrawn, AIP Capital Fund, or an affiliate, will loan the Purchaser an amount that, together with the AIP Entities' equity contribution of $143 million, will be sufficient to complete the acquisition of Shares in the Offer and Merger, such loan to be repaid upon consummation of the Merger with a portion of the proceeds of the Senior Notes Offering. Upon consummation of the Senior Notes Offering, the portion of the proceeds being used to refinance the Secured Notes will be applied to such purpose following satisfaction or waiver of certain notice and other procedural requirements applicable to redemption of the Secured Notes. As of August 21, 1997, approximately $64.0 million of the Secured Notes (approximately 97%) were held by JNL. Consummation of the Offer and the Merger are subject to successful consummation of the Senior Notes Offering and consummation of the Senior Notes Offering is subject to consummation of the Offer to Purchase.

BRIDGE LOAN

     The Company financed the Marion Acquisition utilizing an unsecured bridge loan (the "Bridge Loan") funded on August 26, 1997 and provided by PPM America Special Investments Fund, L.P. (the "PPM Fund"), an affiliate of JNL, in the approximate amount of $45 million. A portion of the proceeds of the Senior Notes Offering are intended to be used to refinance the Bridge Loan.

     The Company obtained a commitment dated April 14, 1997 from the PPM Fund to provide the Bridge Loan ("Bridge Loan Commitment"). Upon execution of the Bridge Loan Commitment, the Company paid a $550,000 Proposal and Commitment Fee to the PPM Fund. The Bridge Loan Commitment provides for a fee of $450,000 (the "Facility Fee") to be paid upon execution of the definitive purchase agreement for the Marion Acquisition. The Bridge Loan Commitment provided for a closing date of the Marion Acquisition of not later than July 15, 1997. On June 30, 1997, the Company and the PPM Fund agreed to extend the deadline for the closing date until August 30, 1997 (the "Extension Agreement"). As a condition to the Extension Agreement, however, the PPM Fund required the Company to pay a $337,500 Extension Fee and to pay the $450,000 Facility Fee at the time the Extension Agreement was signed.

     The Bridge Loan matures on February 23, 1998 (180 days from funding) and bears interest at 5% over the Adjusted Eurodollar Rate, as defined in the Bridge Loan.

     The Bridge Loan Commitment was amended as of August 20, 1997 to provide that upon consummation of the Marion Acquisition and the funding of the Bridge Loan, the Company would pay an $800,000 Financing Fee to the PPM Fund and a Bridge Loan Funding Fee of $1.125 million, and additional compensation under the Bridge Loan as follows: (i) if the Bridge loan is outstanding 30 days after funding, the Company will pay a "Maintenance Fee" of $800,000; (ii) if the Bridge Loan is outstanding 90 days after funding, the Company will pay $3,200,000; and (iii) if the Bridge Loan is outstanding at Maturity, the Company will pay $3,200,000. The Company presently anticipates that the Senior Notes Offering will be completed on or prior to September 25, 1997, and, accordingly, that none of the Maintenance or other fees described in this paragraph will be payable.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to the terms of the Second Amended Joint Plan of Reorganization (the "Amended Plan"), under which the Company emerged from Bankruptcy on December 14, 1994, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") which grants rights to each person entitled to receive in the aggregate 1,000,000 or more shares of Common Stock (a "Relevant Holder") pursuant to the provisions of the Amended Plan. To the knowledge of the Company, JNL is the only person or entity entitled to the benefits of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, a Relevant Holder has the right to (a) require the Company under certain circumstances to file a registration statement under the Securities Act, to permit a public offering of Common Stock owned by such Relevant Holders; and (b) participate in certain other registrations of Common Stock under the Securities Act made on behalf of the Company for other holders of Common Stock. Under the terms of the Registration

Rights Agreement, Relevant Holders holding 15% or more of the shares of Common Stock then entitled to the benefits of such agreement may request the Company to file one or more registration statements under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration provided that the Company generally will not be required to effect more than three such registrations. Relevant Holders also may participate in offerings proposed by the Company. These rights are subject to certain conditions and limitations, among them the right of the Company to postpone for a reasonable period of time (but not exceeding 120 days) the requested filing of a registration statement if the Company determines such registration would interfere with a material corporate transaction, development or other specified matters. Pursuant to the terms of the Registration Rights Agreement, the Company must pay all expenses, other than fees and commissions of underwriters, incident to the registration and sale of shares of Common Stock held by Relevant Holders. The registration rights, if not fully exercised, terminate on December 14, 1999.

OWNERSHIP OF SECURED NOTES

     On December 14, 1994, pursuant to the Amended Plan, the Company issued an aggregate principal amount of $52.1 million of 10.5% Secured Notes due December 14, 1999 (the "Secured Notes") to South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., and South Street Corporate Recovery Fund I (International), L.P. (collectively, the "South Street Funds") in exchange for the Company's outstanding Series A 10.65% Senior Secured Notes due July 1, 1995 and Series B 16.5% Senior Secured Notes due January 1, 1996 and the Company's obligations under a sale and leaseback financing arrangement. In 1996, the South Street Funds (other than South Street Corporate Recovery Fund I (International), L.P.) sold approximately $56 million face amount (97%) of the Secured Notes to JNL.

     The Secured Notes accrue interest semi-annually at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum if paid in kind. Interest on the Secured Notes is payable in kind at the discretion of the Company. At June 30, 1997, JNL held approximately $64.0 million of the Secured Notes, or approximately 97% of the $65.8 million of Secured Notes outstanding. The Secured Notes are secured by a security interest on substantially all of the Company's property (other than land and buildings), the Shares of the Company's United States subsidiaries and 65% of the Shares of certain non-United States subsidiaries, subject, however, to a prior security interest in such assets securing not more than $16.0 million of indebtedness.

STOCKHOLDER AGREEMENT

     In connection with the execution of the Merger Agreement, the Parent, the Purchaser and JNL entered into a Stockholder Agreement, dated as of August 21, 1997, (the "Stockholder Agreement"), pursuant to which and subject to the terms thereof, JNL agreed to tender, or cause to be tendered, all shares of the Common Stock of the Company owned by it into the Offer. In the Stockholder Agreement, JNL represented that it owns, in the aggregate, 4,228,382 Shares and $63,963,000 in principal amount of Secured Notes. JNL has agreed to tender all Shares owned by it into the Offer and that it will not withdraw any Shares so tendered.

     Pursuant to the Stockholder Agreement, JNL has granted to the Parent during the term of the Merger Agreement an irrevocable proxy to vote its Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

     During the term of the Stockholder Agreement, JNL has agreed that it will not (subject to certain exceptions) take certain actions with respect to JNL's Shares or Secured Notes that would in any way restrict, limit or interfere with the performance of its obligations pursuant to the Stockholder Agreement. In addition, JNL has agreed to notify the Purchaser of any inquiry JNL receives which might lead to an acquisition of the Company by a third party; and JNL will waive, if requested, the provisions of the Indenture relating to the prior notice of redemption of the Secured Notes, or will agree, immediately following consummation of the Senior Notes Offering (as hereinafter defined) and subject to being indemnified by the Parent and Purchaser, to sell JNL's Secured Notes to the Company at face value plus accrued interest from June 30, 1997 through the date of purchase.

     The Stockholder Agreement terminates upon the earlier of (i) nine months following the date upon which the Merger Agreement is terminated in accordance with its terms, or (ii) the date that the Purchaser pays for JNL's Shares, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

     In the Stockholder Agreement, JNL grants to the Parent an irrevocable option (the "Purchase Option") to purchase the Shares at a purchase price per share of $18.00 per Share, or such higher price as is paid in the Offer (the "Exercise Price"). At any time or from time to time prior to the termination of the Purchase Option, the Parent (or its designee) may exercise the Purchase Option, in whole or in part, if on or after the date thereof, any Third Party (as defined therein) shall have taken certain defined steps that could lead to acquisition of or exercise of control over the Company.

     If, following exercise of the Purchase Option, a person other than the Parent or any of its affiliates acquires a majority of the Shares at a price higher than the Exercise Price (an "Alternative Transaction"), then JNL will be entitled to receive 50% of the Total Profit (as defined) that would be realized by the Parent through participation in the Alternative Transaction.

JOINT PROSECUTION AGREEMENT

     Contemporaneously with the execution of the Stockholder Agreement, the Company and JNL entered into the Joint Prosecution Agreement (the "Joint Prosecution Agreement") relating to various claims the Company and JNL have or may have resulting from the Company's reorganization in 1994 under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") against the law firm of Milbank, Tweed, Hadley & McCloy ("Milbank") for disgorgement of fees (the "Disgorgement Claim") and other claims (collectively, the "Milbank Claims"). All proceeds of the Milbank Claims will be allocated as follows: (i) first, to pay, or to reimburse the prior payment of, all bona fide third-party costs, expenses and liabilities incurred on or after September 1, 1997 in connection with prosecuting the Milbank Claims (the "Joint Prosecution") including, without limitation, the reasonable fees and disbursements of counsel and other professional advisors, which are to be advanced by JNL; (ii) the next $8.675 million of proceeds from the Milbank Claims, if any, will be paid to JNL, provided that the Company will retain ten percent of the proceeds of the Disgorgement Claim, if any, and will direct payment to JNL of the balance of such proceeds; and (iii) all additional proceeds of the Milbank Claims will be divided equally between JNL and the Company. Notwithstanding the foregoing, the Company shall also receive the benefit of any reduction of any obligation it may have to pay Milbank's outstanding fees if any. JNL will indemnify the Company in respect of any liability resulting from the Joint Prosecution other than in respect of legal fees and expenses incurred prior to September 1, 1997. The Joint Prosecution Agreement will continue in force irrespective of whether the Merger is consummated. The Joint Prosecution may involve lengthy and complex litigation and there can be no assurance whether or when any recovery may be obtained or, if obtained, whether it will be in an amount sufficient to result in the Company receiving any portion thereof under the formula described above.

SETTLEMENT AGREEMENT

     During the pendency of the Chapter 11 Reorganization, JNL filed a claim (the "503(b) Claim") against the Company with the United States Bankruptcy Court, Eastern District of Wisconsin ("Bankruptcy Court") for reimbursement of approximately $3.3 million of professional fees and disbursements incurred in connection with the Chapter 11 Reorganization pursuant to Section 503(b) of the Bankruptcy Code. By order dated June 3, 1996, the Bankruptcy Court awarded JNL the sum of $500. JNL appealed the decision to the United States District Court for the Eastern District of Wisconsin. On June 26, 1997, the District Court denied the appeal as moot but returned the matter to the Bankruptcy Court for further proceedings with leave to appeal again after further determination of the Bankruptcy Court. On July 11, 1997, JNL moved the Bankruptcy Court for relief from the final judgment entered on the 503(b) Claim. Pursuant to a Settlement Agreement between the Company and JNL dated as of August 21, 1997, subject to Bankruptcy Court approval, JNL will settle and release the Company from the 503(b) Claim in consideration of the payment to JNL by the Company of $200,000.

TRANSACTIONS WITH THE AIP ENTITIES FOLLOWING CONSUMMATION OF THE MERGER

     At the close of the Merger, AIP Capital Fund will be paid a fee of $4 million and reimbursed for out-of-pocket expenses in connection with the negotiation of the Merger Agreement and for providing certain investment banking services to the Company including the arrangement and negotiation of the terms of the Senior Notes and for other financial advisory and management consulting services.

     AIP Capital Fund expects to provide substantial ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP Capital Fund's principals. AIP Capital Fund will receive an annual fee of $1 million for providing general management, financial and other corporate advisory services to the Company, payable semiannually 45 days after the scheduled interest payment date for the Senior Notes, and will be reimbursed for out-of-pocket expenses. The fees will be paid to AIP Capital Fund pursuant to a management services agreement among AIP Capital Fund, the Company and certain Company affiliates and will be subordinated in right of payment to the Senior Notes.

     AIP Capital Fund has discussed with the Company in broad terms AIP Capital Fund's general policy that stock in the companies acquired by the AIP Entities, or their affiliates, be made available to executive officers of such acquired companies, typically in the form of stock options. However, there is currently no agreement, arrangement or understanding specifically implementing this policy in respect of the Company or management, nor is there expected to be any such agreement, arrangement or understanding until following consummation of the Merger. Following consummation of the Merger, AIP Capital Fund expects to cause the Surviving Corporation to issue and sell additional Shares to certain members of management and to adopt a performance-based stock option plan for management which, in the aggregate, would comprise approximately 10% of the common stock of the Surviving Corporation.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and with The Nasdaq Stock Market reports of ownership and changes in ownership of common stock and other equity securities of the Company. Directors, executive officers and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on review of such reports furnished to the Company or written representations that no other reports were required, the Company believes that, during the 1996 fiscal year, all filing requirements applicable to its directors, executive officers and greater than 10% beneficial owners were complied with except two reports on Form 5, each covering one transaction, which were filed late by Mr. Victor and Mr. Radecki, each a director of the Company. In addition, the following individuals and entities failed to file a required Form 3 to report their acquisition of securities arising out of the distribution to them of Common Stock under the Amended Plan in December, 1994: Greycliff Partners; Alfred C. Eckert, III; Mikael Salovaara; South Street Corporate Recovery Fund I, L.P.; South Street Corporate Recovery Fund I (International), L.P.; South Street Leveraged Corporate Recover Fund I, L.P.; SSP Advisers, L.P.; SSP, Inc.; SSP International, Inc.; SSP International Partners, L.P., and SSP Partners, L.P. These failures to file have been corrected by the filing of Form 5's by each of the above-named persons and entities in October, 1996.

     Form 5 is not required to be filed if there are no previously unreported transactions or holdings to report. Nevertheless, the Company is required to disclose the names of directors, executive officers and greater than 10% beneficial owners who did not file a Form 5, unless the Company has obtained a written statement that no filing is required. At the date hereof, the Company has received such written statements from all reporting persons who did not file a Form 5.

                                                                         ANNEX A

                                PARENT DESIGNEES

     The Parent has informed the Company that it will choose the initial Parent Designees from among the persons listed below, which information has been provided to the Company by the Parent.

                NAME                   AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
                ----                   ---           --------------------------------------

W. Richard Bingham...................   62  Mr. Bingham is a Director, the President, Treasurer, and
                                            Assistant Secretary of American Industrial Partners
                                            Corporation. He co-founded AIP Management Co. and has
                                            been a director and officer of AIP Management Co. since
                                            1989. Mr. Bingham is also a director of Sweetheart
                                            Holdings, Inc. ("Sweetheart"), Day International Group,
                                            Inc. and Easco Corporation ("Easco"). He formerly served
                                            on the boards of Avis, Inc., ITT Life Insurance
                                            Corporation and Valero Energy Corporation.
Kenneth J. Diekroeger................   35  Mr. Diekroeger joined the San Francisco office of
                                            American Industrial Partners in 1996 from The Shansby
                                            Group, a private equity investment firm, where he had
                                            been employed since before January 1, 1992, and where he
                                            sourced, executed, and served as a director for several
                                            middle-market investments and buyouts.
Robert J. Klein......................   33  Mr. Klein has been an employee of American Industrial
                                            Partners since 1992. From 1991 to 1992, he was an
                                            associate at The First Boston Corporation and prior
                                            thereto was an associate with Rosecliff, Inc., an
                                            affiliate of Acadia Partners, L.P. Mr. Klein is a
                                            director of Easco, RBX Corporation and SMI Holdings,
                                            Inc.
Kim A. Marvin........................   36  Mr. Marvin is a Director, the Secretary and a Vice
                                            President of both Bucyrus Acquisition Corp. and American
                                            Industrial Partners Acquisition Company, LLC. Mr. Marvin
                                            joined the San Francisco office of American Industrial
                                            Partners in 1997 from the Mergers & Acquisitions
                                            Department of Goldman, Sachs & Co. where he was employed
                                            since 1994.
Kenneth A. Pereira...................   36  Mr. Pereira is a Director and a Vice President of both
                                            Bucyrus Acquisition Corp. and American Industrial
                                            Partners Company, LLC. Mr. Pereira joined the San
                                            Francisco office of American Industrial Partners in 1989
                                            and specializes in the tax and accounting aspects of
                                            acquisitions. He also serves as the Controller of
                                            American Industrial Partners Corporation.
Robert L. Purdum.....................   62  Mr. Purdum is a Director and a Managing Director of
                                            American Industrial Partners Corporation. The Parent
                                            anticipates that Mr. Purdum will become the Chairman of
                                            the Bucyrus Board following the Merger. Mr. Purdum
                                            retired as Chairman of Armco Inc. ("Armco") in 1994.
                                            From November 1990 to 1993, Mr. Purdum was Chairman and
                                            Chief Executive Officer of Armco. Mr. Purdum has been a
                                            director of AIP Management Co. since joining American
                                            Industrial Partners in 1994. Mr. Purdum is also a
                                            director of Holephane Corporation, Berlitz
                                            International, Inc., AIP Management Co., Day
                                            International Group, Inc. and GMI Engineering &
                                            Management Institute, Inc.

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

                NAME                   AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
                ----                   ---           --------------------------------------
Theodore C. Rogers...................   63  Mr. Rogers is a Director, the Chairman of the Board and
                                            the Secretary of American Industrial Partners
                                            Corporation. He co-founded AIP Management Co. and has
                                            been a director and officer of the firm since 1989. He
                                            is currently a director of Easco, Sweetheart and Derby
                                            International.
Lawrence W. Ward, Jr.................   45  Mr. Ward is a Director and the President of both Bucyrus
                                            Acquisition Corp. and American Industrial Partners
                                            Acquisition Company, LLC. Mr. Ward has been an employee
                                            of American Industrial Partners, since 1992. From 1989
                                            to 1992, he was Vice President and Chief Financial
                                            Officer of Plantronics, Inc., a telecommunications
                                            equipment company. Mr. Ward is currently a director of
                                            Easco, Day International Group, Inc. and RBX
                                            Corporation.

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